Exhibit (a)(1)(A)

OFFER TO PURCHASE FOR CASH

All Outstanding Shares of Common Stock

OF

POWER MEDICAL INTERVENTIONS, INC.

at

$2.08 Net Per Share of Common Stock

BY

COVIDIEN DELAWARE CORP.

a wholly owned subsidiary of

UNITED STATES SURGICAL CORPORATION

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK

CITY TIME, AT THE END OF SEPTEMBER 4, 2009, UNLESS THE OFFER IS EXTENDED.

The Offer is being made pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of July 28, 2009, among United States Surgical Corporation, a Delaware corporation (“USSC”), Covidien Delaware Corp., a Delaware corporation and direct wholly owned subsidiary of USSC (“Covidien DE”), and Power Medical Interventions, Inc., a Delaware corporation (“PMI”).

The board of directors of PMI has unanimously (i) determined that the Offer and the Merger (each as defined herein) are in the best interests of PMI and its stockholders and declared the Merger Agreement advisable; (ii) approved the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement; and (iii) recommended that the PMI stockholders accept the Offer and tender their shares of PMI Common Stock, $0.001 par value per share (the “Shares”), in the Offer and, if required by applicable law, vote for the adoption of the Merger Agreement and thereby approve the Merger and the other transactions contemplated by the Merger Agreement.

The Offer is not subject to a financing condition. The Offer is conditioned upon, among other things, there being validly tendered and not validly withdrawn prior to the expiration of the Offer (as extended in accordance with the Merger Agreement) that number of Shares which, when added to any Shares owned by USSC and any subsidiary of USSC, represents a majority of the issued and outstanding Shares (which, for purposes of such calculation, includes all Shares that PMI may be required to issue pursuant to options and warrants that are outstanding at that date having an exercise price per share equal to or less than the price we are offering to pay in this offer plus $1.00, regardless of the vesting schedule or other terms and conditions thereof). The Offer is also conditioned upon the satisfaction of other conditions set forth in Section 14 “Certain Conditions of the Offer” of this Offer to Purchase.

Questions and requests for assistance may be directed to D.F. King & Co., Inc., the Information Agent for the Offer, at the address and telephone number set forth on the back cover of this Offer to Purchase. Stockholders of PMI may obtain additional copies of this Offer to Purchase, the Letter of Transmittal (the “Letter of Transmittal”), the Notice of Guaranteed Delivery or any other tender materials from the Information Agent and may also contact their brokers, dealers, banks, trust companies or other nominees for copies of these documents.

August 10, 2009

IMPORTANT

Any stockholder desiring to tender all or any portion of such stockholder’s Shares must:

1.	For Shares that are registered in such stockholder’s name and held as physical certificates:

•	complete and sign the Letter of Transmittal in accordance with the instructions in the Letter of Transmittal;

•	have such stockholder’s signature on the Letter of Transmittal guaranteed if required by Instruction 1 to the Letter of Transmittal; and

•

mail or deliver the Letter of Transmittal, the certificates for such Shares and any other required documents to Continental Stock Transfer & Trust Company (the “Depositary”) at one of its addresses set forth on the back cover of this Offer to Purchase.

2.	For Shares that are registered in such stockholder’s name and held in book-entry form:

•

complete and sign the Letter of Transmittal in accordance with the instructions in the Letter of Transmittal or prepare an Agent’s Message (as defined in Section 2 “Procedures for Tendering Shares” of this Offer to Purchase);

•	if using the Letter of Transmittal, have such stockholder’s signature on the Letter of Transmittal guaranteed if required by Instruction 1 to the Letter of Transmittal;

•

deliver an Agent’s Message or the Letter of Transmittal, together with any other documents required by the Letter of Transmittal to the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase; and

•	transfer the Shares through book-entry transfer into the Depositary’s account.

3.	For Shares that are registered in the name of a broker, dealer, bank, trust company or other nominee, contact such broker, dealer, bank, trust company or other nominee and request that such broker, dealer, bank, trust company or other nominee tender the Shares to us before the expiration of the Offer.

The Letter of Transmittal, the certificates for the Shares and any other required documents must reach the Depositary before the expiration of the Offer (currently scheduled for 12:00 midnight, New York City time, at the end of September 4, 2009, unless extended), unless the procedures for guaranteed delivery described in Section 2 “Procedures for Tendering Shares” of this Offer to Purchase are followed.

SUMMARY TERM SHEET

Securities Sought:	All outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Power Medical Interventions, Inc.

Price Offered Per Share:	$2.08 per Share in cash, without interest, less applicable withholding taxes

Scheduled Expiration Date:	12:00 midnight, New York City time, at the end of September 4, 2009

Purchaser:	Covidien Delaware Corp., a direct, wholly owned subsidiary of United States Surgical Corporation

PMI Board Recommendation:	The board of directors of Power Medical Interventions, Inc. unanimously recommends that you accept the Offer and tender your Shares into the Offer.

The following are some of the questions that you, as a stockholder of Power Medical Interventions, Inc. (“PMI”), may have and answers to those questions as well as references to where in this Offer to Purchase you might find additional information. We urge you to carefully read the remainder of this Offer to Purchase, the Letter of Transmittal and the other documents to which we have referred because the information in this summary term sheet is not complete. Additional important information is contained in the remainder of this Offer to Purchase and the Letter of Transmittal. In this Summary Term Sheet, unless the context otherwise requires, the terms “we,” “our” and “us” refer to Covidien Delaware Corp.

Who is offering to buy my PMI Shares?

Our name is Covidien Delaware Corp. (“Covidien DE”). We are a direct, wholly owned subsidiary of United States Surgical Corporation, a Delaware corporation (“USSC”) and an indirect subsidiary of Covidien plc, an Irish company. We are a Delaware corporation formed for the purpose of acquiring all of the outstanding Shares of PMI. See the “Introduction” and Section 9 “Certain Information Concerning USSC and Covidien DE” of this Offer to Purchase.

What are the classes and amounts of PMI securities that you are offering to purchase in the Offer?

We are seeking to acquire all issued and outstanding Shares.

How much are you offering to pay?

We are offering to pay $2.08 per share, net to you, in cash, for each outstanding Share (such price, or any higher price per share as may be paid pursuant to the Offer, is referred to in this Offer to Purchase as the “Offer Price”), less any applicable withholding tax.

Will I have to pay any fees, commissions or transfer taxes?

You are responsible for paying any fees or expenses you incur in tendering your Shares in the Offer. If you are the record owner of your Shares and you tender your Shares to the depositary for the Offer, Continental Stock Transfer & Trust Company (the “Depositary”), you will not have to pay brokerage fees or similar expenses. If you own your Shares through a broker or other nominee, and your broker tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. You may be required to pay transfer taxes under certain circumstances described in the Letter of Transmittal. See the “Introduction” of this Offer to Purchase.

Do you have the financial resources to make payment?

USSC, our parent company, will provide us with sufficient funds to purchase all of the outstanding Shares that are validly tendered and to pay our related fees and expenses. See Section 10 “Source and Amount of Funds” of this Offer to Purchase.

Is your financial condition relevant to my decision to tender in the Offer?

No. Our financial condition is not relevant to your decision to tender your Shares in the Offer because:

•	we have sufficient funds available through our parent company, USSC, to purchase all Shares validly tendered in the Offer and the amounts payable to the holders of options;

•	the Offer is not subject to any financing condition;

•	the Offer is for all of the outstanding Shares of PMI, and we will purchase such Shares solely for cash; and

•	if we consummate the Offer, we expect to acquire any remaining Shares for the same cash price through a second-step merger.

See Section 10 “Source and Amount of Funds” of this Offer to Purchase.

Will the Offer be followed by a second-step merger if all the Shares are not tendered in the Offer?

If the Offer is completed and the other conditions to the merger are satisfied or waived, we will merge with and into PMI (the “Merger”) upon the vote of PMI’s stockholders, if required by law. If the Merger takes place, USSC will own all of the Shares of PMI and, subject to appraisal rights under applicable law, all PMI stockholders who did not tender their Shares will receive the Offer Price for each share not tendered. There are no appraisal rights available in connection with the Offer, but stockholders who have not sold their Shares in the Offer would have appraisal rights in connection with the Merger under Delaware law if these rights are perfected. See the “Introduction” of this Offer to Purchase. See also Section 12 “Purpose of the Offer; the Merger Agreement; Plans for PMI” of this Offer to Purchase for a description of the conditions to the Merger and a summary of appraisal rights under Delaware law. For additional information regarding appraisal rights, you should review Annex II to this Offer to Purchase which contains Section 262 “Appraisal Rights” of the Delaware General Corporation Law.

What is the Top-Up Option and when could it be exercised?

PMI has granted us an irrevocable option (the “Top-Up Option”) to purchase at a price per share equal to the Offer Price up to that number of newly issued Shares (the “Top-Up Shares”) equal to the lowest number of Shares that, when added to the number of Shares directly or indirectly owned by us or USSC at the time of exercise of the Top-Up Option, will constitute one share more than 90% of the Shares outstanding immediately after the issuance of the Top-Up Shares, determined on a “fully diluted basis” (which, for purposes of such calculation, includes all Shares that PMI may be required to issue pursuant to options outstanding at that date and warrants or other outstanding rights, in each case, exercisable immediately prior to the expiration of the Offer and having an exercise price per Share that is equal to or less than the Offer Price plus $1.00). However, the Top-Up Option will not be exercisable for a number of Shares in excess of the Shares authorized and unissued at the time of exercise of the Top-Up Option, and the Top-Up Option may not be exercised unless, following the time we accept the Shares in the Offer or after a subsequent offering period, 80% or more of the Shares will be directly or indirectly owned by us or USSC. The purpose of the Top-Up Option is to permit us to complete the Merger under the “short form” merger provisions of Delaware law without a special meeting of PMI stockholders. We may exercise the Top-Up Option once at any time following the time at which we first accept any Shares for payment pursuant to the Offer.

v

If I decide not to tender, how will the Offer affect my Shares?

If the Merger takes place, you will receive the same amount of cash per share that you would have received had you tendered your Shares in the Offer, subject to your right to pursue appraisal under Delaware law. Therefore, if the Merger takes place and you do not perfect your appraisal rights, the only difference between tendering your Shares and not tendering your Shares in the Offer is that you will be paid earlier if you tender your Shares. However, if the Merger does not take place, the number of stockholders and the number of Shares that are still in the hands of the public may be so small that there may no longer be an active public trading market (or, possibly, any public trading market) for the Shares. Also, the Shares may no longer be eligible to be traded on the OTC Bulletin Board or any securities exchange, and PMI may cease making filings with the Securities and Exchange Commission (the “SEC”) or otherwise cease being required to comply with the SEC’s rules relating to publicly held companies. See Section 7 “Possible Effects of the Offer on the Market for the Shares; Exchange Act Registration” and Section 12 “Purpose of the Offer; the Merger Agreement; Plans for PMI” of this Offer to Purchase.

How long do I have to tender in the Offer?

You will have until 12:00 midnight, New York City time, at the end of September 4, 2009, to tender your Shares in the Offer, unless we extend the expiration of the Offer. If you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure, which is described in Section 1 “Terms of the Offer” and Section 2 “Procedures for Tendering Shares” of this Offer to Purchase.

Can the Offer be extended?

If the Agreement and Plan of Merger among us, USSC and PMI, dated July 28, 2009 (the “Merger Agreement”) has not been terminated, we may or PMI may require us to (i) extend the Offer beyond the initial expiration date if, at any scheduled or extended expiration of the Offer, the conditions of the Offer (other than the Minimum Condition, defined below) have not been satisfied or waived for up to two periods of not more than 10 business days per extension or (ii) extend the Offer if at the scheduled or extended expiration of the Offer, the Minimum Condition (defined below) is not satisfied, for up to two periods of 10 business days per extension. The “Minimum Condition” requires that immediately prior to the expiration of the Offer, the number of Shares validly tendered and not validly withdrawn, together with any Shares beneficially owned by USSC or any subsidiary of USSC, equals at least a majority of the Shares then outstanding on a fully diluted basis (which, for purposes of such calculation, includes all Shares that PMI may be required to issue pursuant to options outstanding at that date and warrants or other outstanding rights, in each case, exercisable immediately prior to the expiration of the Offer and having an exercise price per Share that is equal to or less than the Offer Price plus $1.00) on the date of purchase.

We may or PMI may require us to also extend the Offer for an additional period of at least three business days beginning after we have purchased Shares tendered during the Offer as a “subsequent offering period” in accordance with Rule 14d-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). We do not currently intend to provide a subsequent offering period, although we reserve the right to do so.

See Section 1 “Terms of the Offer” of this Offer to Purchase.

How will I be notified if the Offer is extended?

If we extend the Offer or provide a subsequent offering period, we will inform the Depositary of that fact, and we will make a public announcement of the extension or subsequent offering period no later than 9:00 a.m., New York City time, on the next business day following the scheduled expiration date of the Offer (including any extension of the Offer). See Section 1 “Terms of the Offer” of this Offer to Purchase.

What are the most significant conditions to the Offer?

We are not obligated to purchase any Shares if:

•

immediately prior to the expiration of the Offer, the number of Shares validly tendered and not validly withdrawn, together with any Shares beneficially owned by USSC or any subsidiary of USSC, being equal to least a majority of the Shares then outstanding on a fully diluted basis (which, for purposes of such calculation, includes all Shares that PMI may be required to issue pursuant to options outstanding at that date and warrants or other outstanding rights, in each case, exercisable immediately prior to the expiration of the Offer and having an exercise price per Share that is equal to or less than the Offer Price plus $1.00); or

•

since the execution date of the Merger Agreement, any events or changes occur which have had, or which are reasonably likely to have or constitute, individually or in the aggregate, a material adverse effect on PMI. See Section 12 “Purpose of the Offer; the Merger Agreement; Plans for PMI — Representations and Warranties” of this Offer to Purchase.

The Offer is also subject to a number of other conditions. See Section 14 “Certain Conditions of the Offer” of this Offer to Purchase.

How do I tender my Shares?

If your Shares are registered in your name and are held as physical certificates, you must:

•	complete and sign the Letter of Transmittal in accordance with the instructions in the Letter of Transmittal;

•	have your signature on the Letter of Transmittal guaranteed if required by the instructions to the Letter of Transmittal; and

•	mail or deliver the Letter of Transmittal, the certificates for your Shares and any other documents required by the Letter of Transmittal to the Depositary.

If your Shares are registered in your name and are held in book-entry form, you must:

•	complete and sign the Letter of Transmittal in accordance with the instructions in the Letter of Transmittal or prepare an Agent’s Message;

•	if using the Letter of Transmittal, have your signature on the Letter of Transmittal guaranteed if required by the instructions to the Letter of Transmittal;

•	deliver an Agent’s Message or the Letter of Transmittal, together with any other documents required by the Letter of Transmittal to the Depositary; and

•	transfer your Shares through book-entry transfer into the account of the Depositary.

If your Shares are held in street name (i.e., through a broker, dealer, bank, trust company or nominee), you must contact your broker, dealer, bank, trust company or other nominee and request that your Shares be tendered in the Offer.

For additional information on the procedures for tendering your Shares, see Section 2 “Procedures for Tendering Shares” of this Offer to Purchase.

Until what time can I withdraw previously tendered Shares?

You can withdraw Shares at any time until the Offer has expired. Also, if we have not accepted and paid for your Shares by October 9, 2009, you can withdraw Shares at any time thereafter until we do accept your Shares for payment. You will not have the right to withdraw Shares tendered during any subsequent offering period, if we elect to provide one. See Section 1 “Terms of the Offer” and Section 3 “Withdrawal Rights” of this Offer to Purchase.

How do I withdraw previously tendered Shares?

You or your nominee must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw the Shares. See Section 1 “Terms of the Offer” and Section 3 “Withdrawal Rights” of this Offer to Purchase.

Can holders of stock options participate in the tender offer?

The Offer is only for Shares and not for any options to acquire Shares. If you hold unexercised stock options and you wish to participate in the Offer, you must exercise your stock options in accordance with the terms of the applicable stock option plan, and tender the Shares received upon the exercise in accordance with the terms of the Offer. See Section 12 “The Purpose of the Offer; the Merger Agreement; Plans for PMI — Stock Options, Warrants and Convertible Notes” of this Offer to Purchase.

Can holders of warrants participate in the tender offer?

The Offer is only for Shares and not for warrants to purchase Shares. If you hold vested but unexercised warrants and you wish to participate in the Offer, you must exercise your warrants in accordance with the terms of the applicable warrant agreement, and tender the Shares received upon the exercise in accordance with the terms of the Offer. See Section 12 “The Purpose of the Offer; the Merger Agreement; Plans for PMI — Stock Options, Warrants and Convertible Notes” of this Offer to Purchase.

When and how will I be paid for my tendered Shares?

Unless the Offer is extended in accordance with the Merger Agreement, within one business day after the later of: (1) the earliest date as of which we are permitted to accept for payment Shares tendered pursuant to the Offer and (2) the earliest date on which the conditions to the Offer have been satisfied or waived, we will accept for payment all validly tendered and not validly withdrawn Shares. Promptly after the acceptance for payment of Shares tendered pursuant to the Offer, we will pay for these Shares. If there is a subsequent offering period, we would pay for all validly tendered Shares promptly after they are tendered. See Section 4 “Acceptance for Payment and Payment” of this Offer to Purchase.

What does the board of directors of PMI think of the Offer?

At a meeting held on July 28, 2009, the board of directors of PMI unanimously (1) determined that the Offer and the Merger are in the best interests of PMI and its stockholders and declared the Merger Agreement advisable, (2) approved the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement and (3) recommended that PMI stockholders accept the Offer, tender their Shares in the Offer and, if required by applicable law, vote for the adoption of the Merger Agreement and thereby approve the Merger and the other transactions contemplated by the Merger Agreement (all such recommendations, the “Company Board Recommendation”). See the “Introduction” to this Offer to Purchase.

Have any PMI stockholders agreed to tender their Shares?

Yes. We and USSC have entered into Tender and Voting Agreements with the executive officers and directors of PMI. These agreements provide, among other things, that these persons will tender in the Offer any Shares owned of record by such person or for which such person has sole dispositive power. Each of these stockholders has agreed not to withdraw such Shares from the Offer unless the Offer or the applicable Tender and Voting Agreement has been terminated or expired, including if the Merger Agreement is terminated. As of July 28, 2009, the Tender and Voting Agreements covered 2,227,895 Shares, 46,187 restricted Shares subject to vesting and securities convertible into 2,226,581 Shares (of which options representing 608,128 Shares had an exercise price per share equal to or less than the Offer Price plus $1.00). Assuming full vesting and exercise of all of the above directors’ and officers’ convertible securities with an exercise price per share that is equal to or less than the Offer Price plus $1.00, this would total approximately 16% of the issued and outstanding Shares on that date. See Section 12 “The Purpose of the Offer; the Merger Agreement; Plans for PMI — Tender and Voting Agreements” of this Offer to Purchase.

What is the market value of my Shares as of a recent date?

On July 28, 2009, the last day before we and PMI publicly announced the execution of the Merger Agreement, the last sale price of the Shares reported on the OTC Bulletin Board (“OTCBB”) was $0.58 per share. On August 7, 2009, the last trading day before we commenced the Offer, the last sale price of the Shares was $2.05 per share. We advise you to obtain a recent quotation for Shares of PMI in deciding whether to tender your Shares. See Section 6 “Price Range of the Shares; Dividends on the Shares” of this Offer to Purchase.

What are the United States federal income tax consequences of tendering Shares?

The receipt of cash for Shares pursuant to the Offer will be a taxable transaction for United States federal income tax purposes. In general, a U.S. Holder (as defined in Section 5 “Material U.S. Federal Income Tax Consequences of the Offer and the Merger”) who sells Shares pursuant to the Offer will recognize gain or loss for United States federal income tax purposes equal to the difference, if any, between the amount of cash received and the stockholder’s adjusted tax basis in the Shares sold pursuant to the Offer. Stockholders are urged to consult their tax advisors to determine the particular tax consequences to them (including the application and effect of any state, local or non-U.S. income and other tax laws) of the Offer. See Section 5 “Material U.S. Federal Income Tax Consequences of the Offer and the Merger.”

To whom can I talk if I have questions about the tender offer?

Stockholders can call D.F. King & Co., Inc. (“D.F. King”) toll-free at (800) 290-6429. Banks and Brokers can call D.F. King collect at (212) 269-5550. D.F. King is acting as the information agent for the Offer. See the back cover of this Offer to Purchase.

To: All Holders of Common Stock of Power Medical Interventions, Inc.

INTRODUCTION

Covidien Delaware Corp., a Delaware corporation (“Covidien DE”) and direct wholly owned subsidiary of United States Surgical Corporation, a Delaware corporation (“USSC”), hereby offers to purchase all of the outstanding shares of Common Stock, $0.001 par value per share (the “Shares”), of Power Medical Interventions, Inc., a Delaware corporation (“PMI”), at a price of $2.08 per share, net to you, in cash, for each outstanding Share (such price, or any higher price per share as may be paid pursuant to the Offer, is referred to in this Offer to Purchase as the “Offer Price”), less any applicable withholding tax, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the “Offer”). In this Offer to Purchase, unless the context requires otherwise, the terms “we,” “our” and “us” refer to Covidien DE.

We are a Delaware corporation newly formed in connection with the Offer and the transactions contemplated by the Merger Agreement (as hereinafter defined). USSC is an indirect wholly owned subsidiary of Covidien plc, a publicly held, global healthcare products company whose shares are traded on The New York Stock Exchange under the symbol “COV.” For additional information about us and USSC, see Section 9 “Certain Information Concerning USSC and Covidien DE.”

Tendering stockholders whose Shares are registered in their own names and who tender directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares pursuant to the Offer. Stockholders who hold their Shares through banks, brokers or other nominees should check with such institutions as to whether they charge any service fees. We will pay all fees and expenses of Continental Stock Transfer & Trust Company, which is acting as the Depositary (the “Depositary”) and D.F. King & Co., Inc., which is acting as the Information Agent (the “Information Agent”), incurred in connection with the Offer. See Section 16 “Fees and Expenses” of this Offer to Purchase.

The Offer is being made pursuant to the Agreement and Plan of Merger dated as of July 28, 2009 (the “Merger Agreement”), among USSC, Covidien DE and PMI, pursuant to which, following the consummation of the Offer and the satisfaction or waiver of certain conditions, we will be merged with and into PMI, with the surviving entity, PMI, becoming a direct wholly owned subsidiary of USSC (the “Merger”). In the Merger, each outstanding Share (other than Shares owned by us, USSC, PMI or by stockholders, if any, who are entitled to and properly exercise appraisal rights under Delaware law) will be converted into the right to receive the Offer Price in cash, without interest thereon. Stockholders who exercise appraisal rights under Delaware law will be entitled to receive a judicially determined fair value for their Shares, which value could be more or less than the consideration to be paid in the Merger.

The Merger Agreement is more fully described in Section 12 “Purpose of the Offer; the Merger Agreement; Plans for PMI” of this Offer to Purchase.

At a meeting held on July 28, 2009, the board of directors of PMI unanimously, (1) determined that the Offer and the Merger are in the best interests of PMI and its stockholders and declared the Merger Agreement advisable; (2) approved the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement; and (3) recommended that PMI stockholders accept the Offer and tender their Shares in the Offer, and, if required by applicable law, vote for the adoption of the Merger Agreement and thereby approve the Merger and the other transactions contemplated by the Merger Agreement (all such recommendations, the “Company Board Recommendation”). The factors considered by the board of directors of PMI in arriving at its decision to approve the Merger Agreement, the Offer and the Merger and to recommend that stockholders of PMI accept the Offer and tender their

Shares in the Offer are described in PMI’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”), which will be filed with the Securities and Exchange Commission (the “SEC”) and will be mailed to stockholders of PMI.

The Offer is conditioned upon, among other things, immediately prior to the expiration of the Offer, the number of Shares validly tendered and not validly withdrawn, together with any Shares beneficially owned by USSC or any subsidiary of USSC, being equal to at least a majority of the Shares then outstanding on a fully diluted basis (which, for purposes of such calculation, includes all Shares that PMI may be required to issue pursuant to options outstanding at that date and warrants or other outstanding rights, in each case, exercisable immediately prior to the expiration of the Offer and having an exercise price per Share that is equal to or less than the Offer Price plus $1.00) (the “Minimum Condition”). The Offer is also subject to certain other conditions. We may waive any of these conditions in whole or in part at any time and from time to time and in our sole discretion, subject in each case to the terms of the Merger Agreement. See Section 14 “Certain Conditions of the Offer.”

Consummation of the Merger is subject to a number of conditions, including (a) that the Shares validly tendered and not withdrawn pursuant to the Offer are accepted for payment and paid for pursuant to the Offer and the terms of the Merger Agreement, (b) adoption by the stockholders of PMI of the Merger Agreement, if such adoption is required under PMI’s certificate of incorporation or the DGCL (defined below) and (c) the absence of any injunction issued and continuing or law that prohibits the consummation of the Merger. In the event we acquire 90% or more of the outstanding Shares pursuant to the Offer or otherwise, we will be able to merge with and into PMI pursuant to the “short-form” merger provisions of the Delaware General Corporation Law (the “DGCL”), without prior notice to, or any action by, any other stockholder of PMI. In addition, in order to facilitate a short-form merger following the completion of the Offer, PMI has granted us an irrevocable option (the “Top-Up Option”) to purchase at a price per share equal to the Offer Price up to that number of newly issued Shares (the “Top-Up Shares”) equal to the lowest number of Shares that, when added to the number of Shares directly or indirectly owned by us or USSC at the time of exercise of the Top-Up Option, will constitute one share more than 90% of the Shares outstanding immediately after the issuance of the Top-Up Shares (determined on a “fully diluted basis” (which, for purposes of such calculation, includes all Shares that PMI may be required to issue pursuant to options outstanding at that date and warrants or other outstanding rights, in each case, exercisable immediately prior to the expiration of the Offer and having an exercise price per Share that is equal to or less than the Offer Price plus $1.00)). However, the Top-Up Option will not be exercisable for a number of Shares in excess of the Shares authorized and unissued at the time of exercise of the Top-Up Option, and the Top-Up Option may not be exercised unless, following the time we accept the Shares in the Offer or after a subsequent offering period, 80% or more of the Shares will be directly or indirectly owned by us or USSC. We may exercise the Top-Up Option once at any time following the time at which we first accept any Shares for payment pursuant to the Offer (the “Acceptance Time”). See Section 12 “Purpose of the Offer; the Merger Agreement; Plans for PMI — The Merger Agreement,” “ — Vote Required To Approve Merger” and “—‘Short-Form’ Merger Procedure.”

PMI has informed us that, as of August 3, 2009, (1) 17,187,791 Shares were issued (and not held by PMI as treasury shares) and outstanding, not including 280,475 restricted Shares subject to vesting, (2) 2,738,882 Shares were issuable upon the exercise of outstanding options (of which options representing 871,409 Shares had an exercise price per share equal to or less than the Offer Price plus $1.00), (3) 853,864 Shares were issuable upon the exercise of outstanding warrants (none of which have an exercise price per share equal to or less than the Offer Price plus $1.00), (4) 2,569,376 Shares were issuable upon the conversion of outstanding convertible notes at a conversion price of $10.01 per share and (5) no preferred shares were issued and outstanding. Based upon the foregoing and assuming that all options and warrants with an exercise price per share that is equal to or less than the Offer Price plus $1.00 will vest on or before the expiration of the Offer, the Minimum Condition would be satisfied if at least 9,169,838 Shares are validly tendered and not validly withdrawn prior to the expiration of the Offer. The actual number of Shares required to be tendered to satisfy the Minimum Condition will depend upon the actual number of options and warrants with an exercise price per share that is equal to or less than the

Offer Price plus $1.00 outstanding at the time of the expiration of the Offer. If the Minimum Condition is satisfied, and we accept for payment Shares tendered pursuant to the Offer, USSC may request PMI take all actions necessary to elect at least a majority of the members of PMI’s board of directors and would have sufficient voting power to effect the Merger without the affirmative vote of any other stockholder of PMI. See Section 12 “Purpose of the Offer; the Merger Agreement; Plans for PMI.”

We and USSC have entered into Tender and Voting Agreements with the following officers and directors of PMI: Gerald Dorros, Charles Federico, James Locher III, John C. Moran, Lon E. Otremba, Mary Kay Scucci, Michael P. Whitman, Brain M. Posner, Joseph Camaratta and Donald Malinouskas. These agreements provide, among other things, that these persons will tender their Shares in the Offer. Each stockholder’s Shares may not be withdrawn unless the Offer or the applicable Tender and Voting Agreement has been terminated or expired, including if the Merger Agreement is terminated. As of July 28, 2009, the Tender and Voting Agreements covered 2,227,895 Shares, 46,187 restricted Shares subject to vesting and securities convertible into 2,226,581 Shares (of which options representing 608,128 Shares had an exercise price per share equal to or less than the Offer Price plus $1.00). Assuming full vesting and exercise of all of the above directors’ and officers’ convertible securities with an exercise price per share that is equal to or less than the Offer Price plus $1.00, this would total approximately 16% of the issued and outstanding Shares on that date.

The Offer is made only for Shares and is not made for any stock options or warrants to acquire Shares. Holders of unexercised options or warrants to purchase Shares may exercise such options or warrants in accordance with the terms of the applicable options and tender some or all of the Shares issued upon such exercise. See Section 12 “Purpose of the Offer; the Merger Agreement; Plans for PMI — Stock Options, Warrants and Convertible Notes.”

The material U.S. federal income tax consequences to U.S. Holders (as defined below) of the sale of Shares pursuant to the Offer and the conversion of Shares pursuant to the Merger are described in Section 5 “Material U.S. Federal Income Tax Consequences of the Offer and the Merger” of this Offer to Purchase.

This Offer to Purchase and the related Letter of Transmittal contain important information and you should read them carefully and in their entirety before you make any decision with respect to the Offer.

THE TENDER OFFER

1. Terms of the Offer

Upon the terms and subject to the conditions of the Offer, we will accept for payment and pay $2.08 per Share net to the seller in cash, without interest thereon, for all such Shares validly tendered prior to the expiration of the Offer and not theretofore validly withdrawn in accordance with Section 3 “Withdrawal Rights” of this Offer to Purchase. The scheduled time and date for the expiration of the Offer is 12:00 midnight, New York City time, at the end of September 4, 2009, unless we extend the period of time during which the Offer is open in accordance with the terms of the Merger Agreement.

If the Agreement and Plan of Merger among us, USSC and PMI, dated July 28, 2009 (the “Merger Agreement”) has not been terminated, we may, without PMI’s consent, or PMI may require us to, (i) extend the Offer beyond the initial expiration date if, at any scheduled or extended expiration of the Offer, the conditions of the Offer (other than the Minimum Condition, defined below) have not been satisfied or waived for up to two periods of not more than 10 business days per extension or (ii) from time to time, extend the Offer if at the scheduled or extended expiration of the Offer, the Minimum Condition (defined below) is not satisfied, for up to two periods of 10 business days per extension. We may make such extension and thereby delay acceptance for payment of, and payment for, any Shares, by giving oral or written notice of such extension to the Depositary and making a public announcement no later than 9:00 a.m., New York City time, on the next business day following the scheduled expiration date of the Offer. The “Minimum Condition” requires that immediately prior to the expiration of the Offer, the number of Shares validly tendered and not validly withdrawn, together with any Shares beneficially owned by USSC or any subsidiary of USSC, equals at least a majority of the Shares then outstanding on a fully diluted basis (which, for purposes of such calculation, includes all Shares that PMI may be required to issue pursuant to options outstanding at that date and warrants or other outstanding rights, in each case, exercisable immediately prior to the expiration of the Offer and having an exercise price per Share that is equal to or less than the Offer Price plus $1.00) on the date of purchase.

If, at the expiration of the Offer, all of the conditions to the Offer have been satisfied or waived but there have not been validly tendered and not withdrawn in the Offer that number of Shares necessary to permit the Merger to be effected without a meeting of PMI stockholders in accordance with Delaware General Corporation Law (“DGCL”), we may elect to provide or PMI may require us to provide, a “subsequent offering period” of at least three business days in accordance with Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). A subsequent offering period would be an additional period of time, following the expiration of the Offer and the purchase of Shares in the Offer, during which stockholders may tender Shares not tendered in the Offer and receive the same per share amount paid in the Offer. During a subsequent offering period, we will immediately accept and promptly pay for Shares as they are tendered and tendering stockholders will not have withdrawal rights. We cannot elect to provide a subsequent offering period unless we announce the results of the Offer, including the approximate number and percentage of Shares deposited in the Offer, no later than 9:00 a.m., New York City time, on the next business day after the expiration of the Offer and immediately begin the subsequent offering period. We do not currently intend to provide a subsequent offering period, although we reserve the right to do so in our sole discretion.

Under no circumstances will interest be paid on the purchase price for tendered Shares, regardless of any extension of or amendment to the Offer or any delay in paying for such Shares.

Subject to the next sentence, we may, at any time and from time to time, waive any condition to the Offer, by giving oral or written notice of such waiver to the Depositary. We will not, without the prior written consent of PMI:

•	reduce the Offer Price to be paid pursuant to the Offer;

•	change the form of consideration in which the Offer Price is payable;

•	decrease the number of Shares sought to be purchased by us pursuant to the Offer;

•	waive or change the Minimum Condition;

•	modify or amend any of the conditions to the Offer, in each case, in any manner adverse to the holders of the Shares;

•	impose any additional conditions to the Offer not already set forth in the Merger Agreement; or

•	extend the Offer beyond a date that is 21 business days after commencement of the Offer or the last extension, if any, other than as allowed under the Merger Agreement.

If immediately prior to the expiration of the Offer, any or all of the conditions to the Offer have not been satisfied or waived, subject to the terms of the Merger Agreement and the applicable rules and regulations of the SEC, we may:

•	unless forced to extend the Offer by PMI, terminate the Offer and not accept for payment or pay for any Shares and return all tendered Shares to tendering stockholders;

•

except as set forth above, waive all the unsatisfied conditions and accept for payment and pay for all Shares validly tendered prior to the expiration of the Offer and not theretofore validly withdrawn;

•

except as set forth above, extend the Offer and, subject to the right of stockholders to withdraw Shares until the expiration of the Offer, retain the Shares that have been tendered during the period or periods for which the Offer is extended; or

•	except as set forth above, amend the Offer.

Any extension, waiver, amendment or termination will be followed as promptly as practicable by public announcement thereof consistent with the requirements of the SEC. An announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration of the Offer. Without limiting the manner in which we may choose to make any public announcement, subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Exchange Act, which require that material changes be promptly disseminated to holders of Shares), we will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a release to Business Wire. As used in this Offer to Purchase, “business day” has the meaning set forth in Rule 14d-1(g)(3) under the Exchange Act.

If we make a material change in the terms of the Offer or the information concerning the Offer or waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of such offer or information concerning such offer, other than a change in price or a change in the percentage of securities sought, will depend upon the facts and circumstances then existing, including the relative materiality of the changed terms or information. With respect to a change in price or a change in the percentage of securities sought, a minimum period of 10 business days is generally required to allow for adequate dissemination to stockholders.

As described above, we may, subject to certain conditions, elect to provide a subsequent offering period. In the event we elect to provide a subsequent offering period, we will announce and begin the subsequent offering period in the notice announcing the results of the Offer that is issued no later than 9:00 a.m., New York City time, on the next business day after the expiration of the Offer. PMI has provided us with its stockholder lists and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase, the related Letter of Transmittal and other relevant materials will be mailed to record holders of Shares and will be furnished to brokers, dealers, banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder lists, or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

2. Procedures for Tendering Shares

Valid Tender. A stockholder must follow one of the following procedures to validly tender Shares pursuant to the Offer:

•

for Shares held as physical certificates, the certificates for tendered Shares, a Letter of Transmittal properly completed and duly executed, any required signature guarantees and any other required documents, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the expiration of the Offer;

•

for Shares held in book-entry form, either a Letter of Transmittal, properly completed and duly executed, and any required signature guarantees, or an Agent’s Message (as defined below), and any other required documents, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase, and such Shares must be delivered pursuant to the book-entry transfer procedures described below under “Book-Entry Transfer” and a Book-Entry Confirmation (as defined below) must be received by the Depositary, in each case prior to the expiration of the Offer; or

•	the tendering stockholder must comply with the guaranteed delivery procedures described below under “Guaranteed Delivery” prior to the expiration of the Offer.

The valid tender of Shares pursuant to one of the procedures described above will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions of the Offer.

The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility (as defined below), is at the election and risk of the tendering stockholder. Shares and other required materials will be deemed delivered only when actually received by the Depositary (including, in the case of a book-entry transfer of Shares, by Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at The Depository Trust Company (the “Book-Entry Transfer Facility”) for purposes of the Offer. Any financial institution that is a participant of the Book-Entry Transfer Facility’s system may make book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account in accordance with the Book-Entry Transfer Facility’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility, the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees, or an Agent’s Message, and any other required documents, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the expiration of the Offer for a valid tender of Shares by book-entry. The confirmation of a book-entry transfer of Shares into the Depositary’s account at the Book-Entry Transfer Facility as described above is referred to herein as a “Book-Entry Confirmation.” Delivery of documents to the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures does not constitute delivery to the Depositary.

The term “Agent’s Message” means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that we may enforce such agreement against the participant.

Signature Guarantees. No signature guarantee is required on the Letter of Transmittal if (1) the Letter of Transmittal is signed by the registered holder(s) of Shares (which term, for purposes of this Section 2, includes any participant in the Book-Entry Transfer Facility’s system whose name appears on a security position listing as the owner of the Shares) tendered therewith and such registered holder has not completed either the box entitled

“Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal or (2) such Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Guarantee Program, the Stock Exchange Medallion Program or any other “eligible guarantor institution” (as defined in Rule 17Ad-15 under the Exchange Act) (each of the foregoing, an “Eligible Institution”). In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. See Instructions 1 and 5 to the Letter of Transmittal. If the certificates for Shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made or certificates for Shares not tendered or not accepted for payment are to be returned to a person other than the registered holder of the certificates surrendered, the tendered certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered holders or owners appear on the certificates, with the signatures on the certificates or stock powers guaranteed by an Eligible Institution. See Instructions 1 and 5 to the Letter of Transmittal.

Guaranteed Delivery. If a stockholder desires to tender Shares pursuant to the Offer and such stockholder’s certificates for Shares are not immediately available or the book-entry transfer procedures cannot be completed on a timely basis or time will not permit its Certificates and all other required documents to reach the Depositary prior to the expiration of the Offer, such stockholder’s tender may be effected if all the following conditions are met:

•	such tender is made by or through an Eligible Institution;

•

a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by us, is received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the expiration of the Offer; and

•

either (1) the certificates for tendered Shares together with a Letter of Transmittal, properly completed and duly executed, any required signature guarantees and any other required documents are received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase within three trading days after the date of execution of such Notice of Guaranteed Delivery or (2) in the case of a book-entry transfer effected pursuant to the book-entry transfer procedures described above under “Book-Entry Transfer,” either a Letter of Transmittal, properly completed and duly executed, any required signature guarantees, or an Agent’s Message, and any other required documents, are received by the Depositary at one of such addresses, such Shares are delivered pursuant to the book-entry transfer procedures above and a Book-Entry Confirmation is received by the Depositary, in each case within three trading days after the date of execution of such Notice of Guaranteed Delivery. A “trading day” is any day on which The Nasdaq Global Market (“Nasdaq”) is open for business.

The Notice of Guaranteed Delivery may be delivered by hand to the Depositary or transmitted by telegram, facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.

Appointment as Proxy. By executing a Letter of Transmittal (or, in the case of a book-entry transfer, by delivery of an Agent’s Message, in lieu of a Letter of Transmittal), a tendering stockholder will irrevocably appoint our designees as such stockholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by us. All such proxies will be considered coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, we accept for payment Shares tendered by such stockholder as provided herein. Upon the effectiveness of such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given (and, if given or executed, will not be effective). Our designees will thereby be empowered to exercise all voting and other rights with respect to such Shares in respect of any annual, special, adjourned or postponed meeting of PMI’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. In order for Shares to be deemed validly tendered, immediately upon our acceptance for payment of such Shares, we must be able to exercise full voting, consent and other rights with respect to such Shares and other securities or rights, including voting at any meeting of stockholders. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of PMI stockholders.

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares will be determined by us in our reasonable discretion, which determination will be final and binding. We reserve the absolute right to reject any or all tenders reasonably determined by us not to be in proper form or the acceptance for payment of or payment for which may, in our opinion, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects or irregularities relating thereto have been cured or waived. Neither we nor any of USSC, PMI, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

Backup Withholding. In order to avoid “backup withholding” at a rate of 28% of U.S. federal income tax on payments of cash pursuant to the Offer, a stockholder that is a “U.S. person” (as defined in the instructions to the IRS Form W-9 provided with the Letter of Transmittal) surrendering Shares in the Offer must, unless an exemption applies, provide the Depositary with such stockholder’s correct taxpayer identification number (“TIN”) on an IRS Form W-9, certify under penalties of perjury that such TIN is correct and provide certain other certifications. If a stockholder does not provide such stockholder’s correct TIN or fails to provide the required certifications, the Internal Revenue Service (the “IRS”) may impose a penalty on such stockholder, and payment of cash to such stockholder pursuant to the Offer may be subject to backup withholding at a rate of 28%. All stockholders that are U.S. persons surrendering Shares pursuant to the Offer should complete and sign the IRS Form W-9 included as part of the Letter of Transmittal to provide the information and certification necessary to avoid backup withholding (unless an applicable exemption exists and is proved in a manner satisfactory to us and the Depositary). Certain stockholders (including, among others, all corporations and certain foreign individuals and entities) are not subject to backup withholding. Foreign stockholders should complete and sign an appropriate Form W-8 (instead of a Form W-9 or Substitute Form W-9) in order to avoid backup withholding. The various IRS Forms W-8 may be obtained from the Depositary or at www.irs.gov. See Instruction 9 to the Letter of Transmittal.

3. Withdrawal Rights

Except as otherwise provided in this Section 3, tenders of Shares are irrevocable.

Shares tendered pursuant to the Offer may be withdrawn pursuant to the procedures set forth below at any time prior to the expiration of the Offer and, unless theretofore accepted and paid for pursuant to the Offer, at any time after October 9, 2009. In the event we provide a subsequent offering period following the Offer, no withdrawal rights will apply to Shares tendered during such subsequent offering period or to Shares tendered in the Offer and accepted for payment.

For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If certificates for Shares have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Shares have been tendered by an Eligible Institution, any and all signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been tendered pursuant to the book-entry transfer procedures described in Section 2, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with the Book-Entry Transfer Facility’s procedures. Withdrawals of tenders of Shares may not be rescinded, and any Shares validly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in Section 2 at any time prior to the expiration of the Offer.

We will determine in our reasonable discretion all questions as to the form and validity (including time of receipt) of any notice of withdrawal, which determination will be final and binding. Neither we nor any of USSC, PMI, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

The method of delivery of any documents related to a withdrawal is at the risk of the withdrawing stockholder. Any documents related to a withdrawal will be deemed delivered only when actually received by the Depositary. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

4. Acceptance for Payment and Payment

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), we will accept for payment and will pay for all Shares validly tendered prior to the expiration of the Offer and not validly withdrawn in accordance with Section 3 promptly after the expiration of the Offer. If we provide a subsequent offering period, we will immediately accept and promptly pay for Shares as they are tendered during the subsequent offering period. Subject to the Merger Agreement, we expressly reserve the right, in our sole discretion, to delay acceptance for payment of or payment for Shares in order to comply in whole or in part with any applicable law or if other conditions to our obligations described in Section 14 “Certain Conditions of the Offer” are not satisfied. Any such delays will be effected in compliance with Rule 14e-1(c) under the Exchange Act (relating to a bidder’s obligation to pay for or return tendered securities promptly after the termination or withdrawal of such bidder’s offer). If we are delayed in our acceptance for payment of or payment for Shares or are unable to accept for payment or pay for Shares pursuant to the Offer, then, without prejudice to our rights under the Offer (but subject to compliance with Rule 14e-1(c) under the Exchange Act), the Depositary may, nevertheless, on our behalf, retain tendered Shares, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to do so as described in Section 3 “Withdrawal Rights” of this Offer to Purchase.

In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (1) the certificates for such Shares, together with a Letter of Transmittal, properly completed and duly executed, and any required signature guarantees, or (2) in the case of a transfer effected pursuant to the book-entry transfer procedures described in Section 2 “Procedures for Tendering Shares” of this Offer to Purchase, a Book-Entry Confirmation and either a Letter of Transmittal, properly completed and duly executed, and any required signature guarantees, or an Agent’s Message, and (3) any other documents required by the Letter of Transmittal.

For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered to us and not validly withdrawn as, if and when we give oral or written notice to the Depositary of our acceptance for payment of such Shares. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as an agent for tendering stockholders for the purpose of receiving payment and transmitting payment to tendering stockholders whose Shares have been accepted for payment. Under no circumstances will interest be paid on the purchase price for tendered Shares, regardless of any extension of or amendment to the Offer or any delay in paying for such Shares.

If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, as promptly as practicable after the expiration or termination of the Offer, the certificates for such Shares will be returned (and, if certificates are submitted for more Shares than are tendered, new certificates for the Shares not tendered will be sent) in each case without expense to the tendering stockholder (or, in the case of Shares delivered by book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the book-entry transfer procedures described in Section 2 “Procedures for Tendering Shares” of this Offer to Purchase, such Shares will be credited to an account maintained at the Book-Entry Transfer Facility).

We reserve the right to transfer or assign, in whole or from time to time in part, to USSC, or to one or more direct or indirect wholly owned subsidiaries of USSC, the right to purchase Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve us of our obligations under the Offer and will in no way prejudice the rights of tendering stockholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

5. Material U.S. Federal Income Tax Consequences of the Offer and the Merger

The following is a summary of the material United States federal income tax consequences of the Offer and the Merger to U.S. Holders (as defined below) of Shares sold in the Offer or converted into the right to receive cash in the Merger. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), applicable Treasury Regulations and administrative and judicial interpretations thereof, each as in effect as of the date hereof, all of which may change, possibly with retroactive effect. No ruling has been or will be sought from the IRS with respect to the matters discussed below, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the Offer and the Merger or that any such contrary position would not be sustained by a court.

This summary is limited to U.S. Holders who hold Shares as capital assets. In addition, this summary does not address tax considerations that may be applicable to a U.S. Holder’s particular circumstances or to U.S. Holders that may be subject to special tax rules (e.g., financial institutions, insurance companies, broker-dealers, S corporations, partnerships and other pass-through entities, trusts, stockholders liable for the alternative minimum tax, traders who elect to apply a mark-to-market method of accounting, U.S. expatriates and tax-exempt organizations), persons that own or have owned more than 5% of any class of shares by vote or by value (whether actually or constructively), dissenting stockholders or U.S. Holders who acquired Shares in connection with stock warrant, convertible debt, stock option, stock purchase or restricted stock plans or in other compensatory transactions, or as part of a straddle, hedge, conversion, constructive sale or other integrated security transaction for United States federal income tax purposes, all of whom may be subject to tax rules that differ significantly from those discussed below. This summary does not address holders of options or warrants to purchase PMI Shares or shares of restricted stock granted for compensatory purposes. In addition, this summary does not address any United States federal estate or gift tax consequences, nor any state, local or non-U.S tax consequences, of the Offer and the Merger.

BECAUSE YOUR INDIVIDUAL CIRCUMSTANCES MAY DIFFER, YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE OFFER AND THE MERGER ARISING UNDER THE FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, NON-U.S. OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

For purposes of this summary, a “U.S. Holder” is a PMI stockholder that is, for United States federal income tax purposes, (i) an individual citizen or resident of the United States; (ii) a corporation or an entity treated as a corporation for United States federal income tax purposes created or organized in or under the laws of the United States, or any state or political subdivision thereof; (iii) an estate, the income of which is subject to

United States federal income tax regardless of its source; or (iv) a trust, (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has validly elected to be treated as a U.S. person for United States federal income tax purposes.

If a partnership (or other entity taxed as a partnership for United States federal income tax purposes) holds Shares, the tax treatment of a partner in such partnership generally will depend upon the status of the partner and the activities of the partnership. Accordingly, partnerships that hold Shares and partners in such partnerships are urged to consult their tax advisors regarding the specific United States federal income tax consequences to them of the Offer and the Merger.

Effect of the Offer and Merger.

The receipt of cash in exchange for Shares in the Offer or the Merger will be a taxable transaction for United States federal income tax purposes. In general, a U.S. Holder who receives cash in exchange for Shares in connection with the Offer or the Merger will recognize capital gain or loss for United States federal income tax purposes equal to the difference, if any, between the amount of cash received and such U.S. Holder’s adjusted tax basis in the Shares surrendered. Any such gain or loss would be long-term capital gain or loss if the holding period for the Shares exceeded one year. For noncorporate taxpayers, long-term capital gains are generally taxable at a reduced rate. The deductibility of capital losses is subject to certain limitations. Gain or loss must be calculated separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction) exchanged for cash in the Offer or the Merger.

Information Reporting and Backup Withholding. Payments made to U.S. Holders in the Offer or the Merger generally will be subject to information reporting and may be subject to backup withholding (currently at a rate of 28%). To avoid backup withholding, U.S. Holders that do not otherwise establish an exemption should complete and return the IRS Form W-9 included in the Letter of Transmittal, certifying that such holder is a U.S. person, the taxpayer identification number provided is correct and such holder is not subject to backup withholding. Certain holders (including corporations) generally are exempt from backup withholding provided that they appropriately establish an exemption. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a U.S. Holder’s United States federal income tax liability provided the required information is timely furnished to the IRS.

6. Price Range of the Shares; Dividends on the Shares

The Shares are quoted on the OTCBB under the symbol “PMII.” Prior to May 21, 2009, the Shares were listed on the The Nasdaq Capital Market under the symbol “PMII.” The following table sets forth, for each of the periods indicated, the intra-day high and low sales prices per Share as reported on Nasdaq or OTCBB, as applicable:

	High	Low
October 26 through December 31, 2007:	$14.25	$11.75
Year Ended December 31, 2008:
First Quarter	$14.40	$4.83
Second Quarter	7.41	5.00
Third Quarter	6.29	3.10
Fourth Quarter	3.12	0.22
Year Ending December 31, 2009:
First Quarter	$1.14	$0.20
Second Quarter	1.06	0.29
Third Quarter (through August 7, 2009)	2.06	0.43

The Shares began trading on October 26, 2007 following PMI’s initial public offering. On July 28, 2009, the day before the public announcement of the execution of the Merger Agreement, the last reported sales price on OTCBB was $0.58 per Share. On August 7, 2009, the last trading day before commencement of the Offer, the last reported sales price on OTCBB was $2.05 per Share. Stockholders are urged to obtain current market quotations for the Shares.

According to its Annual Report on Form 10-K for the year ended December 31, 2008 filed with the SEC, PMI historically has not declared or paid any cash dividends on the Shares and it does not intend to declare or pay any cash dividends on the Shares in the foreseeable future. Under the Merger Agreement, PMI is not permitted to declare or pay dividends with respect to the Shares without the prior written consent of USSC.

7. Possible Effects of the Offer on the Market for the Shares; Exchange Act Registration

Market for the Shares. The purchase of Shares pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining Shares held by the public.

Share Listing. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements for continued listing on OTCBB. According to FINRA guidelines, to be eligible for listing on OTCBB, a security must (i) be undergoing delisting from either the New York Stock Exchange, Inc. (NYSE), The NASDAQ Stock Market LLC (Nasdaq), or the American Stock Exchange, Inc. (AMEX) for non-compliance with maintenance-of-listing standards, (ii) have been subject to a trading suspension imposed by the NYSE, Nasdaq, or AMEX preceding the actual delisting; and (iii) satisfy one of the following three requirements: (a) the issuer of the security is required to file reports pursuant to Section 13 or 15(d) of the Exchange Act or the security is described in Section 12(g)(2)(B) of the Exchange Act, and, subject to a thirty calendar day grace period, the issuer of the security is current in its reporting obligations, (b) the security is described in Section 12(g)(2)(G) of the Exchange Act and, subject to a sixty calendar day grace period, the issuer of the security is current in its reporting obligations, or (c) the issuer of the security is a bank or savings association (or a holding company for such an entity) that is not required to file reports with the SEC pursuant to Section 13 or 15(d) of the Exchange Act and, subject to a sixty calendar day grace period, the issuer of the security is current with all required filings with its appropriate Federal banking agency or State bank supervisor (as defined in 12 U.S.C. 1813).

Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of PMI to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would reduce the information required to be furnished by PMI to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to PMI, such as the short-swing profit-recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy or information statement pursuant to Section 14(a) or 14(c) of the Exchange Act in connection with stockholders’ meetings and the related requirement of furnishing an annual report to stockholders, and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of PMI and persons holding “restricted securities” of PMI to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated. The purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. We intend to seek to cause PMI to apply for termination of registration of the Shares under the Exchange Act as soon after the completion of the Offer as the requirements for such termination are met.

8. Certain Information Concerning PMI

PMI is a Delaware corporation with its principal offices at 2021 Cabot Boulevard, Langhorne, Pennsylvania 19047. The telephone number is (267) 775-8100. According to its Annual Report on Form 10-K for the year ended December 31, 2008 filed with the SEC, PMI is a medical device company primarily focused upon the design, manufacture and marketing of computer-assisted, power-actuated endomechanical surgical instruments used for cutting, stapling and tissue manipulation during open surgery, minimally invasive surgery and natural orifice translumenal endoscopic surgery. PMI’s Shares are traded on OTCBB under the symbol “PMII.”

Available Information. PMI is subject to the informational requirements of the Exchange Act and, in accordance therewith, is required to file reports and other information with the SEC relating to its business, financial condition and other matters. Certain information as of particular dates concerning PMI’s directors and officers, their remuneration, stock options and other matters, the principal holders of PMI’s securities and any material interest of such persons in transactions with PMI is required to be disclosed in PMI’s proxy statements distributed to PMI’s stockholders and filed with the SEC. Such reports, proxy statements and other information should be available for inspection at the public reference facilities of the SEC at 100 F Street, N.E., Washington, DC 20549. Copies of such information should be obtainable, by mail, upon payment of the SEC’s customary charges, by writing to the Office of Investor Education and Advocacy at the SEC at 100 F Street, N.E., Washington, DC 20549, by sending an e-mail to PublicInfo@sec.gov or by using their online form available at their website on the Internet at http://www.sec.gov. The SEC also provides electronically on its website reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

Except as otherwise stated in this Offer to Purchase, the information concerning PMI contained herein has been taken from or based upon publicly available documents on file with the SEC and other publicly available information. Although we and USSC do not have any knowledge that any such information is untrue, neither we nor USSC takes any responsibility for the accuracy or completeness of such information or for any failure by PMI to disclose events that may have occurred and may affect the significance or accuracy of any such information.

Delisting from Nasdaq. On May 21, 2009, PMI announced it had received a letter from the NASDAQ Listing Qualifications Panel indicating that the panel had determined to delist PMI’s shares effective as of May 22, 2009. The delisting was a result of PMI’s non-compliance with the minimum stockholders’ equity requirement as of May 20, 2009. On May 22, 2009, the Shares ceased trading on Nasdaq and commenced trading on the OTCBB.

9. Certain Information Concerning USSC and Covidien DE

USSC is a corporation duly incorporated under the laws of Delaware with its principal executive offices located at 150 Glover Ave., Norwalk, Connecticut 06856. The telephone number at that location is (203) 845-1000. USSC is an indirect subsidiary of Covidien plc, a publicly held, global healthcare company focused on the development, manufacture and sale of healthcare products for use in clinical and home settings. Covidien plc operates its business through four segments: Medical Devices, Imaging Solutions, Pharmaceutical Products and Medical Supplies. USSC’s shares are not publicly traded, and USSC is not subject to the informational filing requirements of the Exchange Act.

Covidien DE is a Delaware corporation that was organized for the purpose of acquiring all of the outstanding Shares of PMI and, to date, has engaged in no other activities other than those incidental to the Offer and the Merger Agreement. Covidien DE is a direct wholly owned subsidiary of USSC. Until immediately prior to the time it purchases Shares pursuant to the Offer, it is not anticipated that Covidien DE will have any significant assets or liabilities or engage in activities other than those incidental to its formation and capitalization and the transactions contemplated by the Offer. Covidien DE is not subject to the informational filing requirements of the Exchange Act. The principal executive offices of Covidien DE are located at 15 Hampshire Street, Mansfield, Massachusetts 02048. The telephone number at that location is (508) 261-8000.

Covidien plc is an Irish company with its principal executive offices located at Cherrywood Business Park, Block G, First Floor, Loughlinstown, Co., Dublin, Ireland. Covidien plc’s telephone number is +353 1 439-3000. Covidien plc’s Shares are traded on The New York Stock Exchange under the symbol “COV.” The common stock of Covidien plc is registered under the Exchange Act and, in accordance therewith, Covidien plc is required to file reports and other information with the SEC relating to its business, financial condition and other matters. Copies of such information should be obtainable, by mail, upon payment of the SEC’s customary charges, by writing to the Office of Investor Education and Advocacy at the SEC at 100 F Street, N.E., Washington, DC 20549, by sending an e-mail to PublicInfo@sec.gov or by using their online form available at their website on the Internet at http://www.sec.gov. The SEC also provides electronically on its website reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

The name, business address, citizenship, and past and present principal occupations during the past five years of each of the officers and directors of USSC, Covidien DE and Covidien plc are set forth in Annex I to this Offer to Purchase.

Neither USSC, Covidien DE, Covidien plc, nor, to the best knowledge of USSC, Covidien DE and Covidien plc, any of the persons listed in Annex I to this Offer to Purchase has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Neither USSC, Covidien DE, Covidien plc, nor, to the best knowledge of USSC, Covidien DE and Covidien plc, any of the persons listed in Annex I has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, United States federal or state securities laws, or a finding of any violation of United States federal or state securities laws.

Past Contacts, Transactions, Negotiations and Agreements. Except as set forth in Section 11 “Contacts and Transactions with PMI; Background of the Offer” of this Offer to Purchase and elsewhere in this Offer to Purchase:

•

none of USSC, Covidien DE, Covidien plc, or, to the best knowledge of USSC, Covidien DE and Covidien plc, any of the persons listed in Annex I to this Offer to Purchase, or any associate or majority-owned subsidiary of any of the foregoing (1) beneficially owns or has a right to acquire any Shares or any other equity securities of PMI; (2) has any contract, arrangement, understanding or relationship with any other person with respect to any securities of PMI; or (3) has effected any transaction in the Shares or any other equity securities of PMI during the past 60 days;

•

during the past two years, there have not been any transactions which would be required to be disclosed under the rules and regulations of the SEC between any of USSC, Covidien DE, Covidien plc or any of their respective subsidiaries, or, to the best knowledge of USSC, Covidien DE and Covidien plc, any of the persons listed in Annex I to this Offer to Purchase, on the one hand, and PMI or any of its executive officers, directors or affiliates, on the other hand; and

•

during the past two years, there have not been any negotiations, transactions or material contacts between any of USSC, Covidien DE, Covidien plc, any of their respective subsidiaries or, to the best knowledge of USSC, Covidien DE and Covidien plc, any of the persons listed in Annex I to this Offer to Purchase, on the one hand, and PMI or its affiliates, on the other hand, concerning any merger, consolidation, acquisition, tender offer or other acquisition of securities of PMI, any election of directors of PMI, or any sale or other transfer of a material amount of assets of PMI.

Each of USSC, Covidien DE and Covidien plc disclaims that it is an “affiliate” of PMI within the meaning of Rule 13e-3 under the Exchange Act.

10. Source and Amount of Funds

We estimate that the total amount of funds required to purchase all outstanding Shares pursuant to the Offer and the Merger and to pay related fees and expenses will be approximately $38.5 million.

The Merger Agreement provides that as of the effective time of the Merger (the “Effective Time”) each of the 1999 Stock Option Plan, 2000 Stock Option Plan, 2004 Stock Incentive Plan and 2007 Equity Incentive Plan (collectively, the “Company Stock Plans”) and each stock option, or other right to acquire Shares granted under the Company Stock Plans (each, a “Company Option” and collectively, the “Company Options”), will be cancelled. In consideration for such cancellation, the holders of the Company Options (whether or not such Company Options are otherwise exercisable at the Effective Time) will automatically, without any further action, receive from USSC or its affiliates an amount equal to the product of (i) the excess, if any, of the Offer Price over the exercise price of each such Company Option and (ii) the number of unexercised Shares subject thereto (with all such payments to be subject to any applicable Tax withholding). We estimate that the total amount of funds required to fulfill the foregoing obligations under the Merger Agreement will be approximately $1,242,598.

The Merger Agreement also provides that PMI will request that each holder of any warrant or other outstanding right (other than Company Options) to purchase Shares (such outstanding warrants or other rights, the “Company Warrants”) to agree in writing that such Company Warrant will terminate as of immediately prior to the Effective Time without any payment payable with respect thereto (including the Offer Price). All Company Warrants not terminated prior to the Effective Time (the “Carryover Warrants”), whether vested or unvested, will become, as of the Effective Time, a warrant to acquire the Offer Price with respect to each Share that the holder of such Carryover Warrant would have been entitled to receive had such holder exercised such Carryover Warrant in full immediately prior to the Effective Time, and will otherwise be on the same terms and conditions as were applicable under such Carryover Warrant immediately prior to the Effective Time, including, without limitation, the same exercise price per Share. No Company Warrants have a per share exercise price below $11.009.

Promptly after the execution of the Merger Agreement, PMI will amend any outstanding 7% convertible senior secured notes due 2010 issued by PMI on March 30, 2007 (the “Convertible Notes”) to provide that each Convertible Note, after the Effective Time, will be convertible into the portion of the aggregate Offer Price receivable by a holder of that number of Shares into which the holder would have received had such holder converted the Convertible Note in full immediately prior to the Effective Time.

The Offer is not contingent upon us or USSC establishing any financing arrangements. USSC will ensure that we have sufficient funds to acquire all of the outstanding Shares pursuant to the Offer and to fulfill our obligations under the Merger Agreement. USSC will be able to provide us with the necessary funds.

11. Contacts and Transactions with PMI; Background of the Offer

Background of the Offer

Covidien plc and its subsidiaries (for the purposes of this Section, “Covidien”) regularly review and consider strategic developments and alternatives. In connection with these reviews, the board of directors of Covidien plc. from time to time meets, together with management, to discuss strategic matters. In the past, these discussions have concerned possible transactions, including dispositions, investments and other business initiatives intended to create or enhance stockholder value.

Pursuant to such discussions, management of Covidien determined that it had a potential interest in pursuing a transaction involving PMI. In 2001 and 2005 representatives of Covidien’s predecessor (Tyco Healthcare) met with representatives of PMI to discuss a possible transaction. At both such times, however, the parties decided not to pursue any such transaction.

In the fall of 2008, Covidien once again decided to explore the possibility of a transaction involving PMI. On December 8, 2008, Scott Miller, Covidien’s Vice President, Corporate Development & Licensing, and Betsy Cowell, Covidien’s Vice President, Business Development, Surgical Devices, met with Kenneth Abramowitz, a partner of NGN Capital and former director of PMI, at NGN Capital’s office in New York City. NGN Capital was known by Covidien to be a stockholder of PMI. During this meeting, a number of potential transactions involving holdings of NGN Capital were discussed, and Mr. Miller and Ms. Cowell requested Mr. Abramowitz to arrange a meeting with PMI management.

On January 21, 2009, Scott Flora, President of Covidien’s Surgical Devices business unit, and Mr. Miller met with Michael Whitman, PMI’s Chief Executive Officer, and Brian M. Posner, PMI’s Chief Financial Officer, at the Grand Hyatt Hotel in New York City to discuss Covidien’s interest in PMI and to gauge PMI’s interest in engaging in discussions regarding a potential transaction with Covidien.

On January 29, 2009, PMI sent to Covidien a draft confidentiality agreement. The parties negotiated the confidentiality agreement over the next several days and executed the agreement on February 2, 2009.

On February 6, 2009, Mr. Flora, Ms. Cowell, Mr. Miller, Paul Hermes, Covidien’s Vice President, Research and Development, Surgical Devices, Thomas McEachin, Covidien’s Vice President, Finance, Surgical Devices, Mr. Whitman and Don Malinouskas, PMI’s Senior Vice President, Research and Development, met at the Ritz Carlton, Battery Park in New York City. During this meeting, PMI discussed its business and products, and Covidien requested initial due diligence information to enable it to determine a preliminary valuation proposal. Over the next several weeks, PMI provided preliminary due diligence information to Covidien.

On March 5, 2009, Mr. Miller and Ms. Cowell had a telephone conversation with Mr. Posner, during which Covidien expressed its interest in pursuing the acquisition of all of the outstanding capital stock of PMI for consideration in the range of $1.40 to $1.50 per share, payable in cash upon closing of the acquisition, plus an additional contingent payment of $0.70 per share if annual net sales under PMI’s existing agreement with Intuitive Surgical Inc. (“Intuitive”) reach $100 million. Mr. Miller and Ms. Cowell also noted that the proposed valuation assumed that PMI had total outstanding indebtedness of $25.4 million.

On March 6, 2009, Mr. Whitman and Mr. Posner telephoned Mr. Miller and Ms. Cowell and stated that Covidien’s proposed valuation was well below a price that would be acceptable to PMI’s board of directors, but that PMI was willing to provide additional information to support a higher valuation.

On March 20, 2009 and March 27, 2009, representatives of Covidien had further telephone conversations with Mr. Posner to discuss PMI’s historical and projected financial performance. The parties also discussed the scope and timing of Covidien’s anticipated due diligence process that would occur if the parties were to agree to proceed with a potential transaction. Over the next several days, Covidien continued its internal analysis of PMI’s financial and other information.

On April 9, 2009, Mr. Miller, Ms. Cowell and Daniel Naimey, Covidien’s Director, Business Development, Surgical Devices, had a telephone conversation with Mr. Posner during which Covidien indicated its willingness to increase its proposed per share consideration payable at the closing of the acquisition to $1.75 per share. Covidien further stated that it would offer an additional contingent payment of $0.88 per share if annual net sales under PMI’s existing agreement with Intuitive reach $75 million in 2012 and that its proposal continued to assume that PMI had total outstanding indebtedness of $25.4 million. Later that same day, Mr. Posner telephoned Mr. Miller and asked several questions regarding how PMI would be structured and operated within the Covidien organization in the event of an acquisition. Mr. Miller recommended that Mr. Whitman meet with Mr. Flora to further discuss these operational issues.

On April 20, 2009, Mr. Whitman and Mr. Flora met at the SAGES conference in Phoenix, Arizona to discuss Covidien’s plans for the operating structure of PMI following an acquisition. During this meeting, Mr. Whitman emphasized that PMI’s board of directors continued to believe that Covidien’s proposed valuation was insufficient.

On April 23, 2009, Mr. Miller, Ms. Cowell and Mr. Posner had a telephone conversation during which Mr. Posner indicated that PMI’s board of directors believed that a portion of the contingent payment rights should be based upon PMI’s current operations and profits, and not solely the future product being developed for Intuitive.

On May 1, 2009, Mr. Miller, Ms. Cowell and Mr. Naimey had a telephone conversation with Mr. Whitman and Mr. Posner during which Covidien expressed its interest in acquiring PMI for consideration of $1.75 per share, payable in cash at the closing of the acquisition, plus contingent payment rights to receive an additional $0.44 per share if net sales of PMI’s powered stapler and staple reload products (other than products sold to Intuitive) in the United States exceed $20 million during the twelve months ending September 30, 2010, an additional $0.44 per share if net sales of PMI’s powered stapler and staple reload products (other than products sold to Intuitive) in Japan exceed $20 million during the twelve months ending September 30, 2010, and an additional $0.50 per share if aggregate net sales to Intuitive of staple reload cartridges being developed under PMI’s existing agreement with Intuitive exceed $38 million by September 30, 2011. On May 4, Covidien provided PMI an indication of interest letter setting forth the foregoing proposed valuation. The letter indicated that Covidien’s proposal assumed that PMI had 17.1 million shares outstanding, on a fully diluted basis, and had outstanding indebtedness of not more than $25.4 million. The letter also indicated that the proposed valuation was subject to the results of Covidien’s due diligence and the negotiation and approval of mutually acceptable definitive agreements. Furthermore, the letter requested that PMI agree to negotiate exclusively with Covidien for a period of 30 days, provided that PMI could continue to pursue a financing through an equity offering of not more than 25% of its outstanding capital stock.

On May 8, 2009, Mr. Miller, Ms. Cowell and Mr. Naimey had a telephone conversation with Mr. Whitman and Mr. Posner during which Mr. Whitman stated that PMI could not agree to negotiate exclusively with Covidien because it was currently engaged in discussions with other parties regarding potential alternative transactions. Later that day, Covidien delivered to PMI a revised indication of interest letter which omitted Covidien’s prior request for exclusive negotiation and set forth the same proposed terms as set forth in its letter of May 4, but reduced the respective per share payment amounts to $1.61, $0.42, $0.42 and $0.46. The reduction in payment amounts reflected a proportionate adjustment to address updated information obtained by Covidien regarding the number of outstanding shares and indebtedness of PMI. The letter stated that the proposed valuation assumed that PMI had 18.03 million shares outstanding, on a fully diluted basis, and had outstanding indebtedness of not more than $26.3 million, and represented an enterprise value of $78.6 million if all contingent payments were earned. The letter also indicated that the proposed valuation was subject to the results of Covidien’s due diligence and the negotiation and approval of mutually acceptable definitive agreements.

On May 11, 2009, Stephen Costalas, a consultant of PMI, sent an e-mail to Mr. Naimey requesting that Covidien revise its expression of interest to clarify that the proposed per share amounts would be increased in the event that PMI’s number of outstanding shares and/or outstanding indebtedness were reduced prior to the closing of the acquisition. Later that day, Covidien submitted a revised indication of interest letter to PMI reflecting the requested clarification. Mr. Costalas responded that the proposal set forth in such letter was acceptable to PMI.

On May 12, Mr. Naimey submitted to Mr. Costalas a list of requested due diligence information.

On May 15, 2009, representatives from Covidien’s Surgical Device business unit met with members of PMI’s management at the offices of Dechert LLP (“Dechert”), outside counsel to PMI, in Philadelphia, Pennsylvania. At this meeting, PMI’s management presented an overview of its business, including current products, development projects, regulatory issues, quality issues, and financial data. Over the next several weeks, Covidien conducted its due diligence investigation, which included multiple additional meetings with members of PMI management and laboratory testing of PMI’s products. In addition, throughout this period, Covidien and PMI discussed a number of human resources and employee benefits matters, including the anticipated role of PMI management in the organization after the acquisition. In several such conversations with Covidien,

Mr. Whitman and other PMI representatives indicated that the board of directors of PMI was concerned that current PMI management remain involved in the business to ensure achievement of the conditions to the contingent payments.

On June 4, 2009, Ropes & Gray LLP (“Ropes & Gray”), outside counsel to Covidien, sent initial drafts of the Merger Agreement, Contingent Payment Rights Agreement and form of Tender and Voting Agreement to Dechert. In its initial draft of the Merger Agreement, Covidien proposed a termination fee equal to 4% of the enterprise value, consisting of the aggregate up-front consideration payable for the Shares plus the amount of PMI’s outstanding indebtedness (“Enterprise Value”). This draft of the Merger Agreement also provided that certain directors and executive officers of PMI would be required, concurrently with the signing of a Merger Agreement, to enter into Tender and Voting Agreements to support a transaction between Covidien and PMI and to tender their Shares in the Offer.

On June 19, 2009, Dechert sent a revised draft of the Merger Agreement to Covidien and Ropes & Gray. PMI proposed a termination fee equal to 3% of the Enterprise Value in addition to making other revisions to the Merger Agreement.

Over the course of the next several weeks, negotiations regarding the terms of the Merger Agreement continued, including, but not limited to, the size of the termination fee and triggers for payment of the termination fee, the definition of Material Adverse Event, the “no shop” provision, the terms under which Covidien would have the right to match a superior proposal, PMI’s right to seek contingent financing in the event of a delayed closing and closing conditions for the transaction. In these negotiations, PMI’s counsel also emphasized PMI’s desire to include covenants related to the operation of the PMI business after the acquisition to help ensure achievement of the conditions to the contingent payments.

On June 25, 2009, Covidien was informed that PMI had retained Jefferies and Company, Inc. (“Jefferies”) to serve as its financial advisor. On that day, Mr. Miller, Ms. Cowell and Matthew Nicolella, Covidien’s Vice President, Chief Mergers and Acquisitions Counsel, had a telephone conversation with Richard Burke and Michael Neuberger of Jefferies to discuss the valuation and structure of the proposed transaction. Mr. Burke and Mr. Neuberger emphasized the concern of PMI’s board of directors that contractual provisions be included in the definitive agreement to help ensure achievement of the conditions to the contingent payments.

On June 30, 2009, Mr. Burke and Mr. Neuberger had a telephone call with Ms. Cowell during which Mr. Burke and Mr. Neuberger presented various structuring alternatives designed to reach agreement on the consideration that would be payable to PMI stockholders in a potential transaction and the certainty with respect to such consideration. Mr. Burke and Mr. Neuberger indicated that the PMI board of directors desired increased consideration payable to PMI stockholders, greater certainty with respect to the attainment of the contingent payments and for the stockholders to share in a greater portion of the potential future success of the PMI business. These proposals involved discussions with respect to the size of the upfront payment, higher contingent payments, and alternative measures for determining payouts of contingent consideration. Ms. Cowell responded that Covidien was unlikely to significantly modify the terms of its proposal.

Covidien’s diligence efforts continued into July. As a result of Covidien’s findings from its due diligence investigation, by mid-July Covidien determined that it did not believe PMI’s products would be able to achieve the sales projections that served as the basis for Covidien’s valuation proposal without significant additional development efforts. In addition, for the same reasons, Covidien did not believe that the level of sales of PMI products would be sufficient to satisfy the conditions to the proposed contingent payments. Furthermore, Covidien’s unwillingness to agree to the post-closing operating covenants demanded by PMI caused Covidien to doubt that the parties would be able to reach mutually acceptable terms with regard to contingent payments.

On July 14, 2009, Mr. Miller and Ms. Cowell had a telephone conversation with Mr. Burke and Mr. Neuberger. During this conversation, Mr. Miller and Ms. Cowell communicated that Covidien would not accept PMI’s request for enhanced contingent value rights, which had been raised during the June 30 telephone conversation, and explained that the results of Covidien’s due diligence would have a negative impact on its valuation of PMI. Mr. Miller and Ms. Cowell also noted that Covidien was beginning to doubt that contingent value rights were appropriate for the proposed transaction. Mr. Miller and Ms. Cowell proposed that representatives of PMI and Covidien meet to discuss the results of Covidien’s due diligence.

On July 20, 2009, Mr. Miller, Ms. Cowell, Mr. Naimey, Mark Farber, Covidien’s Vice President, Chief Counsel, Surgical Devices, and Garrett Raymond, Vice President, Quality Assurance, Surgical Devices, met with Mr. Whitman, Mr. Posner, Mr. Costalas, Mr. Malinouskas, Mr. Burke and Mr. Neuberger at Jefferies’ office in New York City. At this meeting, Covidien discussed the results of its due diligence investigation and the impact of such results on its valuation of PMI. In addition, Covidien explained that given the parties’ disagreement regarding contractual controls on the operation of the PMI business after the acquisition, it would be preferable to remove the contingent payments from the proposed transaction. Accordingly, Covidien proposed aggregate consideration to PMI stockholders based on an Enterprise Value of $63 million, all payable upfront in cash upon closing, which was equivalent to $2.03 per share.

On July 21, 2009, Mr. Burke telephoned Ms. Cowell, and sent a follow-up e-mail, stating that the board of directors of PMI believed that Covidien’s latest proposal was close to being an acceptable transaction, but that they believed the business supported a valuation of $2.15 per share. The message included information related to PMI’s product development efforts in support of this higher proposed valuation. In addition, the message identified certain open issues regarding the Merger Agreement, as well as certain human resources and employee benefits issues.

On July 22, Mr. Miller and Ms. Cowell had a telephone conversation with Mr. Burke and Mr. Neuberger. During this call, Ms. Cowell stated that Covidien was willing to increase its proposed valuation to $2.08 per share, payable in cash upon closing. In addition, Ms. Cowell noted that Covidien was willing to accept PMI’s proposal with regard to the identified open issues regarding the Merger Agreement substantially as proposed. Ms. Cowell also noted that Covidien would be willing to discuss the identified human resources and employee benefits issues, but that Covidien would not make commitments with respect thereto.

On July 23, 2009, the Covidien board of directors approved the Merger Agreement, the Offer and Merger on the terms proposed. Over the course of the next several days, counsel to PMI and Covidien finalized the Merger Agreement and the form of Tender and Voting Agreement.

On July 28, 2009, the PMI board of directors approved the proposed Merger Agreement, the Offer and Merger. Later on the same day, the Merger Agreement and the Tender and Voting Agreements were signed and their execution was announced in a joint press release the following morning.

Contacts and Transactions with PMI

During the time in which Covidien and PMI were negotiating the Merger Agreement and the terms of the Offer, representatives of Covidien had discussions with Mr. Whitman regarding a possible consulting agreement. Covidien and Mr. Whitman were, however, unable to agree upon mutually acceptable terms of such a consulting agreement. In addition, Mr. Whitman discussed with Covidien the possibility of purchasing certain intellectual property assets from PMI that PMI did not use in its business operations, but no agreement was reached with respect to such purchase.

As of the date of this Offer to Purchase, USSC and Covidien DE have not entered into any agreement, arrangement or understanding with Mr. Whitman or any other members of PMI management regarding employment or consultancy with the surviving corporation. USSC intends to retain certain members of the PMI management team following the Effective Time. As part of these retention efforts, USSC may enter into employment or consultancy, compensation, retention, severance or other employee or consultant benefit arrangements with PMI executive officers and other key PMI employees; however, there can be no assurance that any parties will reach an agreement. Any such arrangements would be subject to negotiation and discussion, and no terms or conditions have been agreed upon finalized. Any such new arrangements would not become effective until the Effective Time. See Section 12 “Purpose of the Offer; the Merger Agreement; Plans for PMI — Plans for PMI” of this Offer to Purchase.

12. Purpose of the Offer; the Merger Agreement; Plans for PMI

Purpose

The purpose of the Offer is to enable Covidien plc, through USSC and Covidien DE, to acquire control of PMI and is the first step in USSC’s acquisition of all of the outstanding Shares. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer or otherwise.

The Merger Agreement

The following summary of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement itself, which is an exhibit to the Tender Offer Statement on Schedule TO that we and USSC have filed with the SEC and which is hereby incorporated in this Offer to Purchase by reference. Copies of the Tender Offer Statement on Schedule TO together with all exhibits thereto, including the Merger Agreement, may be obtained and examined as set forth in Section 9 “Certain Information Concerning USSC and Covidien DE.” Stockholders should read the Merger Agreement in its entirety for a more complete description of the matters summarized below.

The Offer. The Merger Agreement provides that we will commence the Offer no later than August 12, 2009 and that, upon the terms and subject to the satisfaction or, to the extent permitted, waiver of the conditions of the Offer, we will purchase all Shares validly tendered and not withdrawn pursuant to the Offer. The conditions of the Offer are set forth in Section 14 “Certain Conditions of the Offer” of this Offer to Purchase.

Top-Up Option. Pursuant to the Merger Agreement, PMI has granted us an irrevocable option (the “Top-Up Option”) to purchase at a price per share equal to the Offer Price up to a number of newly issued Shares (the “Top-Up Shares”) equal to the lowest number of Shares that, when added to the number of Shares directly or indirectly owned by us or USSC at the time of exercise of the Top-Up Option, will constitute one share more than 90% of the Shares outstanding immediately after the issuance of the Top-Up Shares (determined on a “fully diluted basis” (which, for purposes of such calculation, includes all Shares that PMI may be required to issue pursuant to options outstanding at that date and warrants or other outstanding rights, in each case, exercisable immediately prior to the expiration of the Offer and having an exercise price per Share that is equal to or less than the Offer Price plus $1.00)). However, the Top-Up Option will not be exercisable for a number of Shares in excess of the Shares authorized and unissued at the time of exercise of the Top-Up Option, and the Top-Up Option may not be exercised unless, following the time we accept the Shares in the Offer or after a subsequent offering period, 80% or more of the Shares will be directly or indirectly owned by us or USSC. We may exercise the Top-Up Option once at any time following the acceptance of Shares pursuant to the Offer. The purpose of this provision is to facilitate a short-form merger following completion of the Offer.

The Merger. The Merger Agreement provides that, following the satisfaction or waiver of the conditions described below under “Conditions to the Merger,” (i) Covidien DE will be merged with and into PMI and the separate corporate existence of Covidien DE will thereupon cease; and (ii) PMI will be the surviving corporation in the Merger and will become a direct wholly owned subsidiary of USSC. Each issued Share (other than any Shares owned by USSC, Covidien DE, any other wholly owned subsidiary of USSC or PMI, or by stockholders, if any, who are entitled to and who properly exercise appraisal rights under Delaware law) will be converted into the right to receive, respectively, the Offer Price in cash, without interest thereon, less applicable withholding taxes.

Vote Required to Approve Merger. The DGCL requires, among other things, that PMI’s board of directors approve the Merger Agreement and, if the short-form merger procedure described below is not available, that the holders of a majority of PMI’s outstanding voting securities adopt the Merger Agreement. If the short-form merger procedure is not available for the Merger, PMI’s stockholders will need to adopt the Merger Agreement. If stockholder adoption is required by the DGCL, PMI will (subject to applicable legal requirements and requirements of its certificate of incorporation and bylaws) call and hold a meeting of its stockholders as soon as reasonably practicable following the acceptance of Shares pursuant to the Offer. If the Minimum Condition in the Offer is satisfied and we accept for payment Shares tendered pursuant to the Offer, we will have sufficient voting power to approve the Merger Agreement at a meeting of PMI stockholders without the affirmative vote of any other PMI stockholder.

“Short-Form” Merger Procedure. The DGCL provides that, if a parent company owns at least 90% of the outstanding shares of each class of a subsidiary’s stock entitled to vote to adopt a merger agreement, the parent company may merge that subsidiary with the parent company pursuant to the “short-form” merger procedures without prior notice to, or the approval of, the other stockholders of the subsidiary. In order to consummate the Merger pursuant to these provisions of the DGCL, Covidien DE would have to own at least 90% of the outstanding Shares of PMI. If we are able to consummate the Merger pursuant to these provisions of the DGCL, the closing of the Merger would take place as soon as practicable after the closing of the Offer, without any notice to or approval of the other stockholders of PMI.

Conditions to the Merger. The Merger Agreement provides that the obligations of each party to effect the Merger are subject to the satisfaction or waiver of the following conditions:

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we have accepted for payment and paid in full for all Shares validly tendered and not withdrawn pursuant to the Offer; provided, however, that neither USSC nor Covidien DE will be entitled to assert the failure of this condition if, in breach of the Merger Agreement or the terms of the Offer, Covidien DE has failed to purchase any of the Shares validly tendered and not withdrawn pursuant to the Offer;

•	the adoption of the Merger Agreement by the requisite vote of the holders of the Shares, to the extent required pursuant to the requirements of PMI’s certificate of incorporation and the DGCL; and

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that no statute, rule, executive order or regulation will have been enacted, issued, enforced or promulgated by any governmental entity which prohibits the consummation of the Merger, and there will be no order or injunction of a court of competent jurisdiction in effect preventing or making illegal the consummation of the Merger.

Termination of the Merger Agreement. The Merger Agreement may be terminated and the Offer and Merger may be abandoned:

a)	by mutual written consent of USSC and PMI duly authorized by the USSC board of directors and PMI board of directors; or

b)	by either USSC or PMI: (i) if a court of competent jurisdiction or other governmental entity has issued a final and non-appealable order, decree or ruling or taken any other action, or there exists any statute, rule or regulation, in each case permanently restraining, enjoining or otherwise prohibiting (collectively, “Restraints”) the consummation of the Offer or the Merger; provided, however, that the party seeking to terminate the Merger Agreement pursuant to clause (i) has used commercially reasonable efforts to prevent the entry of and to remove such Restraints; or (ii) if the Offer has not been consummated by September 25, 2009 (the “Outside Date”); provided, however, that the right to terminate the Merger Agreement pursuant to clause (ii) will not be available to any party whose breach of the Merger Agreement has been the principal cause of, or resulted in, the failure of the Merger to be consummated by such date; or

c)	by USSC if (i) prior to the acceptance of Shares pursuant to the Offer (the “Acceptance Time”), there has been a breach by PMI of, or inaccuracy in, any representation, warranty, covenant or agreement of PMI set forth in the Merger Agreement, which breach or inaccuracy has resulted in the conditions set forth under subparagraphs (c) or (f) of Section 14 “Conditions to the Offer” not being satisfied and such breach or inaccuracy has not been cured or such condition has not been satisfied within 20 days after the receipt of notice thereof or such breach or inaccuracy is not reasonably capable of being cured; provided, however, that the right to terminate the Merger Agreement under this clause shall not be available to USSC if it has failed to perform in any material respect any of its obligations under or in connection with the Merger Agreement; or (ii) due to an occurrence or circumstance that has resulted in a failure to satisfy any of the conditions set forth in Section 14 “Conditions to the Offer,” PMI shall have allowed the Offer to terminate, without having accepted any Shares for payment, unless such occurrence or circumstance has been caused by or resulted from the failure of USSC or Covidien DE to perform, in any material respect, any of their covenants or agreements contained in the Merger Agreement, or the material breach by USSC or Covidien DE of any of their representations or warranties contained in the Merger Agreement; or

d)	by PMI if, prior to the Acceptance Time, there has been a breach by USSC or Covidien DE of, or an inaccuracy in, any representation, warranty, covenant or other agreement of USSC and Covidien DE set forth in the Merger Agreement, which breach or inaccuracy (i) is reasonably expected to prevent USSC or Covidien DE from performing in all material respects its obligations and covenants required to be performed by it under the Merger Agreement and (ii) has not been cured within 20 days following notice by PMI or such breach or inaccuracy is not reasonably capable of being cured; or

e)	by USSC, at any time prior to the Acceptance Time, if (i) PMI’s board of directors has (A) effected an Adverse Recommendation Change (as defined below), (B) recommended to PMI’s stockholders an Acquisition Proposal (as defined below), or publicly announced its intention to enter into an Alternative Acquisition Proposal (as defined below), (C) failed to publicly reaffirm the recommendation and the approval of PMI’s Board of Directors within five business days of USSC’s request in writing that such recommendation be publicly reaffirmed; provided, however, that USSC may not make such request more than two times; or (D) failed to recommend against, or taken a neutral position with respect to, a tender or exchange offer related to an Acquisition Proposal in any position taken pursuant to Rules 14d-9 and 14e-2 under the Exchange Act or (ii) PMI has intentionally violated or breached, in any material respect, any of its obligations in such situation as described under “Alternative Acquisition Proposals” below; or

f)	at any time prior to the Acceptance Time, by PMI, if PMI has received a Superior Proposal (as defined below), which, after giving effect to all of the adjustments that may be offered by USSC, PMI’s board of directors determines in good faith (after consultation with its financial advisors) that the proposal continues to constitute a Superior Proposal, provided that such Superior Proposal did not result from a breach of any of its obligations in such situation as described under “Alternative Acquisition Proposals” below; or

g)	by USSC, if upon a vote at a duly held meeting to obtain the requisite approval of PMI stockholders to adopt the Merger Agreement and approve the Merger, such approval is not obtained, provided, however, that USSC may not terminate the Merger Agreement for this reason if the Shares owned by USSC or any of its subsidiaries have not been voted in favor of adopting the Merger Agreement; or

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by PMI if (i) we fail to commence the Offer within 15 business days following the execution of the Merger Agreement, (ii) the Offer has expired or been terminated without us having purchased any Shares pursuant thereto or (iii) we, in violation of the Merger Agreement fail to accept for payment and to purchase and pay in full for validly tendered Shares pursuant to the Offer; provided, however, that the right to terminate the Merger Agreement pursuant to clause (i) of this clause (h) is not available if failure to commence the offer resulted from a breach of the Merger Agreement by PMI or if PMI has not provided us with a Schedule 14D-9 that PMI is prepared to file, without further revisions, prior to the 15th business day following the execution of the Merger Agreement; provided, further, however, that the right to terminate the Merger Agreement pursuant to clause (ii) of this clause (h) is not available if PMI’s failure to fulfill any covenant contained in the Merger Agreement is the cause of, or resulted in, the failure of the Offer having expired or terminated with us having not purchased any Shares thereto.

In the event that the Merger Agreement is terminated for any reason set forth above, the Merger Agreement will become null and void and be of no further force or effect and there will be no liability on the part of us, USSC or PMI (or any of their respective directors, officers, employees, stockholders, agents or representatives), except for certain enumerated exceptions; provided, however, that (i) such a termination will not relieve any party from liability for fraud or the intentional breach of any of its representations, warranties, covenants or agreements set forth in the Merger Agreement.

Alternative Acquisition Proposals. The Merger Agreement requires PMI to cease and terminate, and not authorize or permit its Representatives (as defined below) to continue any, existing discussions, negotiations and communications with any persons or entities with respect to any offer or proposal relating to any transaction or proposed transaction or series of related transactions, other than the transactions contemplated by the Merger Agreement, involving:

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any consolidation, business combination, tender or exchange offer, merger or similar transaction or license or sale of all or substantially all of the assets of PMI involving PMI or any subsidiary of PMI;

•	any recapitalization, liquidation or dissolution of PMI or any subsidiary of PMI;

•	any issuance by PMI individually or in the aggregate of over 15% of its equity securities; or

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any acquisition or license of assets of PMI or its subsidiaries (including for this purpose the outstanding equity securities of PMI’s subsidiaries) for consideration equal to 15% of the consolidated total assets of PMI and the subsidiaries of PMI.

Each of the above four bullet points is referred to in the Merger Agreement and the Offer as an “Acquisition Proposal.” Except as provided in the following two paragraphs, from the date of the Merger Agreement until the earlier of termination of the Merger Agreement or the Effective Time, PMI will not and will not authorize or permit its officers, directors, employees, investment bankers, attorneys, accountants or other agents or those of its subsidiaries (collectively, “Representatives”) to directly or indirectly:

•	initiate, solicit or knowingly encourage, or knowingly take any action to facilitate the making of, any offer or proposal which constitutes or is reasonably likely to lead to any Acquisition Proposal;

•	enter into any agreement with respect to any Acquisition Proposal; or

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engage in negotiations or discussions with, or provide any non-public information or data to, any person (other than USSC or any of its affiliates or representatives) relating to any Acquisition Proposal.

However, these restrictions will not prohibit PMI or PMI’s board of directors from taking and disclosing to PMI’s stockholders the position of the PMI board of directors with respect to any tender or exchange offer by a third party pursuant to Rules 14d-9 and 14e-2 promulgated under the Exchange Act.

In addition, prior to the Acceptance Time, PMI and its Representatives may furnish non-public information to any person pursuant to a confidentiality agreement with terms as to confidentiality no less favorable in any material respect to PMI than those contained in the confidentiality agreement between our affiliate and PMI (the “Confidentiality Agreement”) and may negotiate and participate in discussions and negotiations with such person concerning an Acquisition Proposal if, but only if, such person has, in the absence of any material violation of these provisions relating to alternative Acquisition Proposals by PMI which resulted in the making of such Acquisition Proposal, submitted a bona fide written proposal to PMI relating to any such Acquisition Proposal which PMI’s board of directors determines in good faith, after consultation with its financial advisor, is or is reasonably expected to lead to a Superior Proposal (as defined below). Prior to the Acceptance Time, PMI will promptly notify USSC in writing in the event that PMI or any of its subsidiaries or Representatives receives any inquiry or request for discussions or negotiations regarding any Acquisition Proposal. Prior to the Acceptance Time, PMI will promptly (and in any event within 24 hours) notify USSC in writing in the event PMI or any subsidiaries or Representatives of PMI receives (i) any Acquisition Proposal or (ii) any request for non-public information relating to PMI or any subsidiaries of PMI with respect to an Acquisition Proposal. PMI will provide USSC promptly (and in any event within such 24-hour period) with the identity of such person and a copy of such Acquisition Proposal or request (or, where such Acquisition Proposal is not a writing, a written description of the material terms and conditions of such Acquisition Proposal or request). PMI will keep USSC reasonably promptly informed of the status of any Acquisition Proposal (including the material terms and conditions thereof and of any material modification thereto). Without limiting the foregoing, PMI will notify USSC orally and in writing if PMI determines to begin providing information or to engage in negotiation before PMI provides information or engages in negotiations concerning an Acquisition Proposal and will in no event provide such information or begin engaging in such negotiations prior to providing such notice. PMI will not, and will cause its subsidiaries not to, enter into any agreement with any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Entity (each, a “Person”) subsequent to the date of the Merger Agreement that would restrict PMI’s ability to provide such information to USSC, and, neither PMI nor any of its subsidiaries is currently party to any agreement that prohibits PMI from providing the information described above to USSC. PMI will not, and will cause its subsidiaries not to, terminate, waive any material benefit of, adversely amend or modify any provision of, or grant material permission or request under, any standstill or confidentiality agreement to which it or any of its subsidiaries is or becomes a party. However, PMI and its subsidiaries may respond to an unsolicited Acquisition Proposal submitted to PMI by a party bound by a standstill agreement and may decline to enforce their rights under such standstill agreement relating to the submission of such unsolicited Acquisition Proposal if, in either case, PMI’s board of directors determines in good faith (after consultation with outside counsel) that the failure to respond or failure to decline to take such action would be inconsistent with the fiduciary duties the PMI board of directors has to PMI stockholders under applicable law. PMI will promptly provide to USSC any non-public information concerning it or its subsidiaries provided or made available pursuant to this paragraph which was not previously provided or made available to USSC.

A “Superior Proposal” is defined in the Merger Agreement to be a bona fide written Acquisition Proposal (with all percentages in the definition of “Acquisition Proposal” changed to fifty percent (50%)), (A) on terms which PMI’s board of directors determines in its good faith judgment to be more favorable from a financial point of view to the holders of Shares than the transactions contemplated by the Merger Agreement (after consultation with its financial and legal advisors), taking into account all the terms and conditions of such proposal and the Merger Agreement, including the timing and likelihood of consummating the transactions contemplated by such proposal and the Merger Agreement, and including consideration per share greater than the Offer Price, and (B) which PMI’s board of directors has determined to be reasonably capable of being completed on the terms proposed, taking into account all financial, regulatory, legal and other aspects of such proposal.

In the Merger Agreement, PMI has agreed that neither PMI’s board of directors nor any committee thereof will:

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withdraw, withhold, qualify or modify, or propose publicly to withdraw, withhold, qualify or modify, in a manner adverse to the transactions contemplated by the Merger Agreement to us or USSC, the approval or recommendation by PMI’s board of directors or any such committee of the Offer, the Merger Agreement or the Merger;

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approve or recommend or propose publicly to approve or recommend, any Acquisition Proposal (any action referred to in the foregoing two bullets being referred to as an “Adverse Recommendation Change”); or

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enter into any letter of intent, memorandum or understanding, agreement in principle, acquisition agreement, merger agreement or similar agreement with respect to an Acquisition Proposal (an “Alternative Acquisition Agreement”) providing for the consummation of a transaction contemplated by any Acquisition Proposal (other than a confidentiality agreement referred to, and entered into in the circumstances referred to, above).

Notwithstanding anything in the foregoing to the contrary, prior to the Acceptance Time, if (i) PMI receives a written, bona fide Acquisition Proposal from a third party, (ii) a material breach by PMI of its obligations related to the solicitation of other transactions set forth in the provisions of the Merger Agreement relating to Alternative Acquisition Proposals has not contributed to the making of such Acquisition Proposal, and (iii) PMI’s board of directors concludes in good faith, after consultation with outside counsel and its financial advisors, such Acquisition Proposal constitutes a Superior Proposal after giving effect to all of the adjustments to the terms of the Merger Agreement which have been offered by USSC, if any, pursuant to the provisions in the Merger Agreement related to the solicitation of other transactions, PMI’s board of directors may, if it determines in good faith, after consultation with outside counsel, that failure to take such action would be inconsistent with its fiduciary duties to the stockholders of PMI under applicable law:

a)	effect an Adverse Recommendation Change; and/or

b)	terminate the Merger Agreement to enter into an Alternative Acquisition Agreement with respect to such Superior Proposal;

However, PMI may not terminate the Merger Agreement pursuant to clause (b) unless in advance of or concurrent with such termination, PMI (1) pays the termination fee (described below) and (2) immediately following such termination enters into a binding definitive contract providing for such Superior Proposal. In addition, PMI’s board of directors may not effect a change of its recommendation pursuant to clause (a) or terminate the Merger Agreement pursuant to clause (b) unless:

1)	PMI has not materially breached its obligations related to the solicitation of other transactions set forth in the provisions of the Merger Agreement relating to Alternative Acquisition Proposals which resulted in the Superior Proposal;

2)	PMI has provided prior written notice to USSC, at least three business days in advance (the “Notice Period”), of its intention to take such action with respect to such Superior Proposal, and has contemporaneously provided us a copy of the proposed Alternative Acquisition Agreement that forms the basis of PMI’s intention with respect to such Superior Proposal;

3)	prior to effecting such change of recommendation or terminating the Merger Agreement to enter into a definitive Alternative Acquisition Agreement with respect to such Superior Proposal, PMI has negotiated or has caused its Representatives to, during the Notice Period, to give USSC a reasonable opportunity to make such adjustments in the terms and conditions of the Merger Agreement so that such Acquisition Proposal ceases to constitute a Superior Proposal; and

4)	following any adjustments described in the immediately preceding clause (3), such Acquisition Proposal continues to constitute a Superior Proposal.

In the event of any material revisions to the terms of the Superior Proposal after the start of the Notice Period, PMI is required to deliver a new written notice to USSC and to comply with the requirements set forth above with respect to such new written notice, and the Notice Period will be deemed to have re-commenced on the date of such new notice. However, if fewer than three business days remains before the then-scheduled expiration date of the Offer, the Notice Period with respect to PMI’s board of directors effecting a change of its recommendation pursuant to the foregoing clause (a) will equal 24 hours, provided, however, that, in such a circumstance, the Notice Period with respect to PMI terminating the Merger Agreement pursuant to the foregoing clause (b) will remain three business days.

Any Adverse Recommendation Change will not change the approval of PMI’s board of directors for purposes of causing any state takeover statute or other state law to be inapplicable to the transactions contemplated by the Merger Agreement, including each of the Offer and the Merger or by the tender and voting agreements with principal stockholders.

Notwithstanding the foregoing, PMI’s board of directors may withdraw or modify its recommendation in the absence of a Superior Proposal if PMI’s board of directors has concluded in good faith, after consultation with its outside counsel, that failure to so withdraw or modify the recommendation would be inconsistent with its fiduciary obligations to PMI stockholders under applicable law, provided, however, that PMI’s board of directors will not so withdraw or modify its recommendation unless PMI has (A) provided to USSC at least three business days prior written notice (or such shorter period as remains prior to the scheduled expiration date of the Offer) advising USSC that PMI’s board of directors intends to take such action and specifying the reasons therefor in reasonable detail and (B) during such three business day period, or shorter period if requested by USSC, engaged in good faith negotiations with USSC to amend the Merger Agreement in such a manner that obviates the need or reason for the withdrawal or modification.

If the Shares have not been accepted pursuant to the Offer prior to September 5, 2009, then commencing on September 5, 2009, PMI may (i) engage in the solicitations of, discussions regarding, the negotiations of, and the proposed documentation for, a transaction regarding a potential equity or debt investment in PMI from any venture capital, private equity or financial investment entities or any other entities that provide financing as their primary business or from individuals (a “Permitted Investment”) and (ii) provide confidential information to such parties pursuant to a confidentiality agreement containing customary terms and conditions in connection with such solicitations, discussions and negotiations, regardless of whether or not the Permitted Investment is or could reasonably be expected to be a Superior Proposal. However, in the event the Minimum Condition is met at the scheduled expiration of the Offer (or extended expiration of the Offer) in accordance with the terms of this Agreement on or after September 5, 2009, PMI will immediately cease any such solicitations, discussions, negotiations and documentation. Any actions taken by PMI or its Representatives to directly or indirectly initiate, solicit or knowingly encourage, or knowingly take any action to facilitate the making of, any offer or proposal which constitutes an Acquisition Proposal which is not a Permitted Investment will be deemed to be a material breach of the provisions of the Merger Agreement relating to Alternative Acquisition Proposals. Further, in the event that solicitations, discussions or negotiations with a party with respect to a Permitted Investment give rise to an Acquisition Proposal which is not a Permitted Investment, then PMI will be subject to the terms, conditions and requirements of, and will be entitled to rights specified in, the provisions of the Merger Agreement relating to Alternative Acquisition Proposals, including with respect to PMI’s rights to effect an Adverse Recommendation Change and/or terminate the Merger Agreement to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal. In no event will PMI enter into any definitive or other binding agreement relating to a Permitted Investment prior to the termination of this Agreement.

Fees and Expenses; Termination Fee. The Merger Agreement provides that, except as described below, all fees, costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby will be paid by the party incurring such expenses whether or not the Merger is consummated.

The Merger Agreement provides that PMI will pay USSC a termination fee of $2,155,000 if the Merger Agreement is terminated (i) by USSC pursuant to clause (e) under “Termination of the Merger Agreement” above, (ii) by USSC pursuant to clause (c) under “Termination of the Merger Agreement” above due to a breach by PMI, and prior to such time, a bona fide Acquisition Proposal has been made or (iii) by PMI pursuant to clause (f) under “Termination of the Merger Agreement.” In the event of (i), PMI will promptly pay the termination fee to USSC, but in no event later than two business days after the date of receipt of USSC’s termination notice. In the event of (ii), the termination fee is payable upon signing a definitive agreement for a transaction relating to an Acquisition Proposal (which for purposes of this provision, the definition of Acquisition Proposal will exclude any equity investment of up to and including $20.0 million in net proceeds to PMI), provided that such signing occurs within 12 months after the termination date. In the event of (iii), PMI will pay to USSC the termination fee in connection with and as a condition to its termination. For purposes of this paragraph, each reference to 15% in the definition of Acquisition Proposal shall be deemed to be a reference to 50%.

Conduct of Business. The Merger Agreement provides that from the period from the date of the Merger Agreement until the earlier of the termination of the Merger Agreement pursuant to its terms or the consummation of the Merger, PMI will, except to the extent that USSC otherwise consents in writing (which consent will not unreasonably be withheld, conditioned or delayed) and except as otherwise contemplated by the Merger Agreement or expressly provided on the disclosure schedule to the Merger Agreement, carry on its business in the ordinary course, consistent with past practice.

Without limiting the generality of the foregoing, without the prior written consent of USSC (such consent not to be unreasonably withheld, conditioned or delayed) and except as otherwise specifically provided in the Merger Agreement, during the period from the date of the Merger Agreement and continuing until the earlier of the termination of the Merger Agreement pursuant to its terms or the consummation of the Merger, PMI has agreed to:

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Except for actions taken in the ordinary course of business consistent with past practice, use its commercially reasonable efforts to keep available the services of present key employees of PMI and its subsidiaries;

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Use commercially reasonable efforts to keep in effect all material casualty, product liability, workers’ compensation and other insurance policies in coverage amounts substantially similar to those in effect at the date of the Merger Agreement;

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Use commercially reasonable efforts to preserve intact the business organization of PMI and use commercially reasonable efforts to keep its properties substantially intact and to preserve its goodwill with its significant customers, suppliers and manufacturers;

•	Use commercially reasonable efforts to preserve and protect its intellectual property in the ordinary course consistent with past practice;

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Notify and consult with USSC promptly (A) after receipt of any material communication from any governmental entity or inspections of any manufacturing or clinical trial site and before giving any material submission to a governmental entity, and (B) prior to making any material change to a study protocol, adding new trials or making a material change to the development timeline for any of its product candidates or programs;

•	Advise USSC orally and in writing of any change or event that has or would reasonably be expected to have a Company Material Adverse Effect (described below);

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Not sell or transfer, or mortgage, pledge, lease, license or otherwise encumber any of its assets, including PMI’s proprietary rights, other than (A) sales or transfers, mortgages, pledges, licenses, leases or other encumbrances in the ordinary course of business (other than those sales, transfers, leases or licenses covered in clause (B)) in amounts not exceeding, in the aggregate, $100,000, and (B) sales, transfers, leases or licenses of inventory in the ordinary course of business;

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Not incur any indebtedness for borrowed money in excess of $100,000 in the aggregate or enter into any contract or commitment involving potential payments to or by PMI or any of its subsidiaries, other than in the ordinary course of business consistent with past practice, in an amount aggregating in excess of $250,000;

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Not increase the compensation payable to any officer, director, employee, agent or consultant, or enter into any employment, severance, retention or similar agreement or arrangement with any officer, director, employee, agent or consultant of PMI or any of its subsidiaries, or adopt, or increase the benefits (including material fringe benefits) under, any employee benefit plan or otherwise, except (A), in each case, as required by law or in accordance with existing agreements disclosed by PMI in the disclosure schedule and (B), in the case of compensation for employees, agents or consultants who are not officers or directors, in the ordinary course of business consistent with past practice; or make any loans to any of its directors, officers or employees, agents or consultants, or make any change in its existing borrowing or lending arrangements for or on behalf of any such persons pursuant to an employee benefit plan or otherwise;

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Not make any change in the number of shares of its capital stock authorized, issued or outstanding or grant or accelerate the exercisability of any option, warrant or other right to purchase, or convert any obligation into, shares of its capital stock, declare or pay any dividend or other distribution with respect to any shares of its capital stock, sell or transfer any shares of its capital stock, or redeem or otherwise repurchase any shares of its capital stock; provided, however, the foregoing limitations does not apply in connection with (A) the payment (in cash) of any dividends required to made under PMI’s certificate of incorporation, as in effect on the date hereof or (B) the conversion or exercise of convertible securities outstanding on the date of the Merger Agreement, including, without limitation, the issuance of Shares upon the exercise of Company Options or Company Warrants;

•	Not cause or permit any amendments to the certificate of incorporation or bylaws of PMI or any of its subsidiaries or appoint any new officers;

•	Not make, or permit to be made, any material acquisition, lease, investment, or capital contribution outside the ordinary course of business consistent with past practice;

•	Not authorize any single capital expenditure in excess of $100,000 or capital expenditures which in the aggregate exceed $250,000;

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Except as may be required as a result of a change in law or in generally accepted accounting principles, not change any of the accounting practices or principles used by it or restate, or become obligated to restate, the financial statements included in PMI’s most recent annual report on Form 10-K;

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Not make, revise or amend any material tax election (including any election pursuant to Rev. Proc. 2004-34 to defer income recognition for income tax purposes on any amounts received prior to December 31, 2008 pursuant to contract payments) or settle or compromise any material federal, state, local or non-U.S. tax liability, change any annual tax accounting period, change any material method of tax accounting, enter into any closing agreement relating to any material tax, file any amended tax return, file any tax return in a manner inconsistent with past practice, surrender any right to claim a material tax refund, or consent to any extension or waiver of the limitations period applicable to any material tax claim or assessment;

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Not commence, settle or compromise any pending or threatened suit, action or claim which (A) is material to PMI and its subsidiaries, taken as a whole, or which relates to the transactions contemplated hereby, (B) would involve material restrictions on the business activities of PMI or its subsidiaries, or (C) would involve the issuance of its securities;

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Not adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of PMI or any of its subsidiaries (other than the Offer and Merger); or take any action to render inapplicable, or to exempt any person from the provisions of the DGCL or any other law that purports to limit or restrict business combinations or the ability to acquire or vote shares of capital stock, except as contemplated by the Merger Agreement;

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Not pay, discharge or satisfy any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction, in the ordinary course of business and consistent with past practice, of liabilities reflected or reserved against in the balance sheet PMI has submitted to us and USSC or incurred in the ordinary course of business since the date of the balance sheet PMI has submitted to us and USSC;

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Not make any loans, advances or capital contributions to, or investments in, any other person (other than to wholly owned subsidiaries of PMI or customary advances to employees for travel and business expenses in the ordinary course of business);

•	Not effectuate a “plant closing” or “mass layoff,” as those terms are defined in the Worker Adjustment and Retraining Notification Act of 1988 or effectuate any similar action under any foreign law;

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Except as contemplated in the Merger Agreement, not enter into or modify in any material respect, or permit any of its subsidiaries to enter into or modify in any material respect, any material license, development, research, collaboration agreement, lease or other contract with any other person, other than with respect to any such license, agreement, lease or other contract related to sales, transfers, leases or licenses of inventory in the ordinary course of business;

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Not modify, amend or terminate, or waive, release or assign any material rights or claims with respect to any confidentiality agreement or non-competition agreement to which it is a party (other than as permitted by the provisions of the Merger Agreement related to the solicitation of other transactions relating to Alternative Acquisition Proposals); and

•	Not authorize or commit or agree, in writing or otherwise, to take, any of the foregoing actions.

Board of Directors. The Merger Agreement provides that, promptly upon the first acceptance for payment of, and payment by Covidien DE for, an aggregate amount of Shares that represents at least a majority of the issued and outstanding Shares pursuant to the Offer, USSC will be entitled to designate a number of directors on PMI’s board of directors as will give USSC representation on PMI board of directors equal to at least that number of directors, rounded up to the next whole number, which is the product of (i) the total number of directors on PMI board of directors (giving effect to the directors elected pursuant to this sentence) multiplied by (ii) the percentage that (I) such number of Shares so accepted for payment and paid for by Covidien DE plus the number of Shares otherwise owned by USSC, Covidien DE or any other subsidiary of USSC bears to (II) the number of such Shares outstanding, and PMI will, at such time, cause USSC’s designees to be so elected.

At such time, PMI will, upon USSC’s request, also cause persons elected or designated by USSC to constitute the same percentage (rounded up to the next whole number) as is on PMI’s board of directors of (i) each committee of PMI’s board of directors, (ii) each board of directors (or similar body) of each of PMI’s subsidiaries, and (iii) each committee (or similar body) of each such board, in each case only to the extent permitted by applicable law or the rules of any stock exchange on which Shares are listed. Subject to applicable law, PMI will take all action reasonably requested by USSC to effect any such election. In connection with the foregoing, PMI will promptly, at the option of Covidien DE, either increase the size of PMI board of directors or obtain the resignation of such number of its current directors, or both, as is necessary to enable Covidien DE’s designees to be elected or appointed to PMI board of directors as provided above.

Stock Options and Warrants. The Merger Agreement provides that at the Effective Time each of the Company Options will be cancelled. In consideration for such cancellation, the holders of the options will automatically receive from USSC or its affiliates an amount equal to the product of (i) the excess, if any, of the Offer Price over the exercise price of each such Company Option and (ii) the number of unexercised Shares subject thereto (with all such payments to be subject to any applicable Tax withholding). The Merger Agreement also provides that PMI will request that each holder of any Company Warrants agree in writing that such Company Warrant will terminate as of immediately prior to the Effective Time without any payment payable with respect thereto (including the Offer Price). All Carryover Warrants whether vested or unvested, will become, as of the Effective Time, a warrant to acquire the Offer Price with respect to each remaining underlying Share. See Section 10 “Source and Amount of Funds” of this Offer to Purchase.

As of the Effective Time, the Company Stock Plans will terminate and all rights under any provision of any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the capital stock of PMI or any subsidiary of PMI will be cancelled. PMI will use commercially reasonable efforts to effectuate the foregoing, including, but not limited to, sending out the requisite notices.

Convertible Notes Tender Offer. Promptly after the execution of the Merger Agreement, but in any event no later than 20 days prior to the initial scheduled expiration date of the Offer, PMI will provide to all holders of outstanding Convertible Notes written notice of the transactions contemplated by the Merger Agreement. Within 30 days of the Acceptance Time, we will commence an offer to purchase all of the outstanding Convertible Notes at a price equal to the outstanding principal amount (including any applicable Termination Value Payment (as defined in the Convertible Notes)) plus accrued and unpaid interest (including any Additional Payment Amounts (as defined in the Convertible Notes), if any).

Indemnification and Insurance. USSC has agreed in the Merger Agreement that any rights to indemnification or exculpation now existing in favor of the directors or officers of PMI and the directors or officers of each PMI subsidiary (the “Indemnified Parties” and, each, an “Indemnified Party”) as provided in their respective organizational documents, in effect as of the date of the Merger Agreement, with respect to matters occurring at or prior to the Effective Time will survive the Merger and will continue in full force and effect for a period of six years after the Effective Time.

The surviving corporation will, and USSC will cause the surviving corporation to, (i) maintain, at no expense to the beneficiaries, in effect for six years from the Effective Time, the current policies of the directors’ and officers’ liability insurance maintained by PMI (the “Current D&O Insurance”) with respect to matters existing or occurring at or prior to the Effective Time (including the transactions contemplated by the Merger Agreement), so long as the annual premium therefor would not be in excess of 200% of the last annual premium paid prior to the Effective Time (such 200%, the “Maximum Premium”), or (ii) purchase a six-year extended reporting period endorsement with respect to the Current D&O Insurance (a “Reporting Tail Endorsement”) and maintain such endorsement in full force and effect for its full term, provided, however, that prior to the surviving corporation taking any actions in clauses (i) or (ii) above, USSC will be provided the opportunity to purchase, in lieu thereof, a substitute policy with the same coverage limits and terms at least as favorable, in all material respects, as in the Reporting Tail Endorsement proposed to be purchased by the surviving corporation. If PMI’s or the surviving corporation’s existing insurance expires, is terminated or canceled during such six-year period or exceeds the Maximum Premium, the surviving corporation will obtain, and USSC will cause the surviving corporation to obtain, as much directors’ and officers’ liability insurance as can be obtained for the remainder of such period for an annualized premium not in excess of the Maximum Premium, on terms and conditions no less advantageous to the Indemnified Parties than PMI’s existing directors’ and officers’ liability insurance.

Employee Benefit Matters. Except with the prior written consent of USSC, until the Effective Time, PMI will not (i) make any discretionary contribution to PMI’s 401(k) plan, other than employer matching contributions at the rate in effect immediately prior to the date of this Agreement, or (ii) make any required contribution to PMI’s 401(k) plan in Shares. If requested by USSC in writing prior to the consummation of the Merger, PMI will terminate its 401(k) plan, effective immediately prior to the consummation of the Merger. However, in such event, USSC will cause the 401(k) plan in which Continuing Employees (as defined below) are eligible to participate following the Merger to accept direct rollovers of the Continuing Employees’ accounts in PMI’s 401(k) plan (to the extent elected by any such Continuing Employees).

From the Effective Time through the first anniversary of the Effective Time, USSC will or will cause the surviving corporation or their respective subsidiaries to either (i) continue certain plans, (ii) permit employees of PMI or any PMI subsidiary who remain in the employ of USSC or the surviving corporation or their respective subsidiaries following the Effective Time (“Continuing Employees”) while they remain so employed by such entity, and as applicable, their eligible dependents, to participate in the employee benefit plans, programs or policies of USSC or its affiliates, or (iii) implement a combination of clauses (i) and (ii). In all cases, such employee benefit plans, programs or policies will be substantially comparable in the aggregate to those provided to such employees immediately preceding the Effective Time.

To the extent USSC elects to have Continuing Employees and their eligible dependents participate in its or its affiliate’s employee benefit plans, programs or policies, USSC will, or will cause the surviving corporation or its subsidiaries to, recognize the prior service with PMI or any PMI subsidiary of each Continuing Employee in connection with all employee benefit plans, programs or policies in which Continuing Employees are eligible to participate for certain listed purposes.

From and after the Effective Time, USSC will, or will cause the surviving corporation or its subsidiaries to (i) cause any pre-existing conditions or limitations and eligibility waiting periods under any group health plans of USSC or its affiliates to be waived with respect to Continuing Employees and their eligible dependents to the extent such Continuing Employees and their eligible dependents were not subject to (or, as applicable, had satisfied) such preexisting conditions and limitations and eligibility waiting periods under the comparable plans as of the time immediately preceding the Effective Time and (ii) cause all eligible expenses incurred by Continuing Employees and their covered dependants under the group health plans in effect during the portion of the plan year ending on the date such individuals begin participating in the corresponding group health plans to be taken into account for certain listed purposes.

Representations and Warranties. The Merger Agreement contains various representations and warranties made by PMI to USSC and Covidien DE, including representations relating to due organization, good standing and corporate power; capitalization; company subsidiaries; SEC filings; financial statements; absence of undisclosed liabilities; absence of adverse changes; compliance with laws; legal actions and proceedings; contracts; intellectual property rights; title to assets and real property; insurance; tax matters; employee benefit plans; labor matters; environmental matters; breach; board approvals; opinion of financial advisor; Schedule 14D-9 information; and proxy information. These representations and warranties were made to and solely for the benefit of USSC and Covidien DE as of specific dates. The assertions embodied in such representations and warranties are qualified by information contained in the confidential disclosure schedule that PMI delivered in connection with signing the Merger Agreement. Accordingly, such representations and warranties may not be relied on as characterizations of the actual state of facts or circumstances, since they were only made as of the date of the Merger Agreement and are modified in important part by the underlying disclosure schedules.

Moreover, information concerning the subject matter of such representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in PMI’s public disclosures. Certain representations and warranties in the Merger Agreement provide exceptions for items that are not reasonably likely to have a “Company Material Adverse Effect.”

For purposes of the Merger Agreement and the Offer, a “Company Material Adverse Effect” means any change, event, circumstance, effect or development that, individually or in the aggregate with all other changes, events, circumstances, effects or developments that exist on the date of determination of the occurrence of a Company Material Adverse Effect, has had or is reasonably likely to have a material adverse effect on (i) the assets, properties, business, capitalization, results of operations or condition (financial or other) of PMI and PMI subsidiaries, taken as a whole or (ii) the ability of PMI to consummate the transactions contemplated by the Merger Agreement; provided, however, that in no event will changes, events, circumstances, effects or developments to the extent resulting from any of the following be taken into account in determining whether there is, has been or is reasonably likely to be a “Company Material Adverse Effect”:

a)	changes in conditions of the economy or financial, debt, credit or securities markets in general that in each case, do not have a materially disproportionate impact on PMI and PMI subsidiaries, taken as a whole, relative to other persons engaged in business in the medical device industry,

b)	changes in conditions affecting the medical device industry, in each case, without a materially disproportionate impact on PMI and PMI subsidiaries, taken as a whole, relative to other persons engaged in business in the medical device industry,

c)	changes to applicable law or generally accepted accounting principles or, in either case, the interpretation thereof that do not have a materially disproportionate impact on PMI and PMI subsidiaries, taken as a whole, relative to other persons engaged in business in the medical device industry,

d)	any change in the trading price or trading volume of the Shares (it being understood that the underlying facts or circumstances giving rise to any such change may be taken into account in determining whether there has been or is likely to be a Company Material Adverse Effect if such facts and circumstances are not otherwise excluded pursuant to clauses (a) through (i) of this definition),

e)	the announcement of the execution of the Merger Agreement or the pendency of the Offer and the Merger,

f)	any failure of PMI to meet securities analysts’ published or internal projections or forecasts or estimates of earnings or revenues (it being understood that the underlying facts or circumstances giving rise to any such failure may be taken into account in determining whether there has been or is likely to be a Company Material Adverse Effect if such facts and circumstances are not otherwise excluded pursuant to clauses (a) through (i) of this definition),

g)	war, sabotage or terrorism in the United States or any other country or region in the world that does not have a materially disproportionate impact on PMI and its subsidiaries, taken as a whole, relative to other persons engaged in business in the medical device industry,

h)	PMI’s failure to maintain the listing of the Shares on the Nasdaq with respect to matters prior to November 21, 2008, or

i)	failure by PMI or any of its subsidiaries to maintain an adequate amount of operating cash (it being understood that the underlying facts or circumstances giving rise to any such failure may be taken into account in determining whether there has been or is likely to be a Company Material Adverse Effect if such facts and circumstances are not otherwise excluded pursuant to clauses (a) through (i) of this definition).

Amendments and Modifications. The Merger Agreement may be amended, modified and supplemented in any and all respects, whether before or after any vote of the stockholders of PMI contemplated by the Merger Agreement, by written agreement of the parties to the Merger Agreement, by action taken by their respective boards of directors, but after the purchase of the Shares pursuant to the Offer, no amendment will be made which decreases the Offer Price and, after the approval of the Merger Agreement by the stockholders, no amendment will be made which by law requires further approval by such stockholders without obtaining such further approval.

Tender and Voting Agreements. In connection with the Merger Agreement, each of Gerald Dorros, Charles Federico, James Locher III, John C. Moran, Lon E. Otremba, Mary Kay Scucci, Michael P. Whitman, Brain M. Posner, Joseph Camaratta and Donald Malinouskas (for purposes of this Tender and Voting Agreement section, each, a “Shareholder” and collectively, the “Shareholders”) entered into a Tender and Voting Agreement (collectively, the “Tender and Voting Agreements”) with us and USSC. The following summary of certain provisions of the Tender and Voting Agreements is qualified in its entirety by reference to the form of Tender and Voting Agreement itself, which is incorporated herein by reference. The form of Tender and Voting Agreement is included as Annex II to the Merger Agreement, which has been filed as an exhibit to the Tender Offer Statement on Schedule TO.

Interested parties should read the form of Tender and Voting Agreement in its entirety for a more complete description of the provisions summarized below.

The Shareholders have granted USSC, until the earlier of (i) the day after the Merger is consummated, (ii) the Outside Date, (iii) the date of any modification, waiver or amendment to the Merger Agreement in a manner that reduces the amount or changes the form of consideration payable thereunder to the Shareholder, and (iv) the termination of the Merger Agreement (the “Termination Date”), a limited irrevocable proxy to vote all Securities (as defined below) for each Shareholder and in Shareholder’s name, place and stead. Such proxy may be exercised at any annual or special meeting or action of the shareholders of PMI, as applicable, or at any adjournment thereof or pursuant to any consent of the shareholders of PMI, in lieu of a meeting or otherwise, whether before or after the closing of the Offer, for the adoption and approval of the Merger Agreement and the Merger. “Securities,” as used above, means (a) the Shares, (b) all securities exchangeable, exercisable or convertible into Shares (excluding, however, unexercised PMI options), and (c) any securities issued or exchanged with respect to such Shares, and upon any recapitalization, reclassification, merger, consolidation, spin-off, partial or complete liquidation, stock dividend, split-up or combination of the securities of PMI or upon any other change in PMI’s capital structure, in each case whether now owned or hereafter acquired by the Shareholder.

In addition, each Shareholder has agreed, in exchange for the consideration described in the Merger agreement, to tender to Covidien DE in the Offer all Securities (i) then beneficially owned as soon as is reasonably practicable following the commencement of the Offer, and in any event not later than 10 business days following the commencement of the Offer, and (ii) subsequently acquired as soon as is reasonably practicable following such acquisition, and in any event not later than 10 business days following such acquisition. However, each such Shareholder has no duty or obligation to exercise any unexercised options or tender any Securities into the Offer if such action would cause the Shareholder to incur liability under Section 16(b) of the Exchange Act. In addition, the Shareholder may withdraw any Shares so tendered at any time following the termination or expiration of the Offer or the applicable Tender and Voting Agreement, and USSC and Covidien DE will promptly return, or cause to be returned, all Shares so tendered.

Each Shareholder has granted USSC an irrevocable option (the “Purchase Option”) to purchase all right, title and interest of Shareholder in and to Shareholder’s Shares and securities exchangeable, exercisable or convertible into Shares with a price per share equal to the Offer Price. USSC may exercise the Purchase Option in whole, but not in part, if, but only if, (a) Covidien DE has acquired Shares pursuant to the Offer and (b) Shareholder has failed to tender into the Offer any Shares or has withdrawn the tender of any Shares into the Offer in breach of Shareholder’s respective Tender and Voting Agreement. USSC may exercise the Purchase Option at any time within the 60 days following the date when such Purchase Option becomes exercisable.

During the term of the Tender and Voting Agreements, except as otherwise provided therein, each Shareholder agrees not to:

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directly or indirectly, sell, transfer, assign, pledge, hypothecate, tender, encumber or otherwise dispose of or limit its right to vote in any manner any of the Securities, or agree to do any of the foregoing;

•	take any action which would have the effect of preventing or disabling Shareholder from performing its obligations under the Tender and Voting Agreement; or

•	take any action, in his or her capacity as a shareholder of PMI, that PMI is prohibited from taking described under “Alternative Acquisition Proposals” above.

Confidentiality Agreement

Tyco Healthcare Group LP d/b/a Covidien (“Covidien”) and PMI entered into a Confidentiality Agreement on February 2, 2009. Pursuant to the Confidentiality Agreement, Covidien and its subsidiaries agreed to keep confidential certain information provided by PMI or its representatives and agreed to certain “standstill” provisions for the protection of PMI. The Merger Agreement provides that the Confidentiality Agreement remains in effect and that certain information exchanged pursuant to the Merger Agreement will be subject to the Confidentiality Agreement. Notwithstanding the above, the Merger Agreement provides that the Confidentiality Agreement does not restrict steps to prepare, file or disseminate documents related to the Offer or any other documents necessary to consummate the transactions contemplated by the Merger Agreement.

Plans for PMI

After we purchase the Shares pursuant to the Offer, USSC may appoint its representatives to PMI’s board of directors in proportion to its ownership of the outstanding Shares, as described above under “Board of Directors.” Following completion of the Offer and the Merger, USSC and Covidien plc intend to operate PMI as a direct subsidiary of USSC under the direction of USSC’s management.

USSC and Covidien plc intend to continue to review PMI’s business, operations, capitalization and management and consider various possible business strategies that we may pursue if we acquire control of PMI, whether pursuant to the Offer, the Merger or otherwise. These changes could include, among other things, material changes in PMI’s business, corporate structure, capitalization and management. Accordingly, USSC and Covidien plc reserve the right to change their plans and intentions at any time, as they deem appropriate.

Appraisal Rights

Holders of the Shares do not have appraisal rights as a result of the Offer. However, if the Merger is consummated, holders of the Shares (that did not tender their Shares in the Offer) at the Effective Time will have certain rights pursuant to the provisions of Section 262 of the DGCL (the “Appraisal Provisions”) to dissent and demand appraisal of their Shares. Under the Appraisal Provisions, dissenting stockholders who comply with the applicable statutory procedures will be entitled to demand payment of fair value for their Shares. If a stockholder and the surviving corporation in the Merger do not agree on such fair value, the stockholder will have the right to a judicial determination of fair value of such stockholder’s Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such fair value in cash, together with any interest as determined by the court. Any such judicial determination of the fair value of such Shares could be based upon factors other than, or in addition to, the price per Share to be paid in the Merger or the market value of such Shares. The value so determined could be more or less than the price per Share to be paid in the Merger.

The foregoing summary of the Appraisal Provisions does not purport to be complete and is qualified in its entirety by reference to the Appraisal Provisions. A complete text of Section 262 of the DGCL is set forth as Annex II hereto. Failure to follow the steps required by the Appraisal Provisions for perfecting appraisal rights may result in the loss of such rights.

13. Dividends and Distributions

The Merger Agreement provides that from the date of the Merger Agreement, until the earlier to occur of the termination of the Merger Agreement or the consummation of the Merger, without the prior written consent of USSC, PMI may not declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its capital stock except in connection with the payment (which shall be in cash) of any dividends required to made under PMI’s certificate of incorporation, as in effect on the date of the Merger Agreement.

14. Certain Conditions of the Offer

The Merger Agreement provides that we will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Exchange Act (relating to our obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for, and may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any validly tendered and not validly withdrawn Shares if, (i) immediately prior to the expiration of the Offer (as extended in accordance with the Merger Agreement), the Minimum Condition is not satisfied; (ii) immediately prior to the expiration of the Offer (as extended in accordance with the Merger Agreement), any waiting period (and any extensions thereof) and any approvals or clearances applicable to the Offer or the consummation of the Merger under the HSR Act and any provisions under applicable comparable laws of foreign jurisdictions have not expired, or been terminated or obtained, as applicable; or (iii) any of the following events occurs and is continuing:

a)	there is pending any suit, action or proceeding by a government entity (i) seeking, in connection with the Offer or the Merger, to prohibit or impose any material limitations on our or USSC’s ownership or operation (or that of any of our respective subsidiaries or affiliates) of all or any material portion of their or PMI’s or PMI’s subsidiaries’ businesses or assets, taken as a whole, or to compel us or USSC or our respective subsidiaries or affiliates to dispose of or hold separate any material portion of the business or assets of PMI, USSC or their respective subsidiaries, (ii) seeking to prohibit or make illegal the making or consummation of the Offer or the Merger or the performance of any of the other transactions contemplated by the Merger Agreement, (iii) seeking to impose material limitations on our ability, or render us unable, to accept for payment, pay for or purchase some or all of the Shares pursuant to the Offer or the Merger, (iv) seeking to impose material limitations on the ability of us or USSC effectively to exercise full rights of ownership of the Shares, including, without limitation, the right to vote the Shares purchased by us on all matters properly presented to PMI’s stockholders, or (v) seeking to require divestiture by USSC or any of its subsidiaries or affiliates of any Shares;

b)	there is any statute, rule, regulation, judgment, order or injunction enacted, entered, enforced, promulgated or deemed applicable by a government entity, to the Offer, the Merger or any other transaction contemplated by the Merger Agreement, that would reasonably be expected to result, directly or indirectly, in any of the consequences referred to in paragraph (a) above;

c)	any of the representations and warranties of PMI contained in the Merger Agreement shall not be true and correct (1) in all but de minimis respects as of the Acceptance Time with respect to any of the representations and warranties of PMI contained in Section 3.2 and Section 3.3(a) of the Merger Agreement or (2) as of the Acceptance Time with respect to any of the representations and warranties (other than those representations and warranties referred to in clause (1) above), where the failure to be so true and correct, individually or in the aggregate, has or would reasonably be expected to have a Company Material Adverse Effect (without giving effect to the words “materially” or “material” or to any qualification based on the defined term “Company Material Adverse Effect” embedded in any such representation or warranty, and except, in the case of clauses (1) and (2) for the those representations and warranties that relate to a specific date or time (which need only be true and correct in all material respects as of such date or time));

d)	since the date of the Merger Agreement, there has occurred any events or changes which have had, or which are reasonably likely to have or constitute, individually or in the aggregate, a Company Material Adverse Effect;

e)	PMI fails to perform in any material respect its obligations and covenants to be performed or complied with by it under the Merger Agreement on or prior to the Acceptance Time and such failure to perform or comply is not cured to the good faith satisfaction of USSC;

f)	we and USSC fail to receive a certificate executed by an executive officer on behalf of PMI, dated as of the scheduled expiration of the Offer, to the effect that the conditions set forth in paragraphs (c) and (e) of this Section 14 have not occurred;

g)	we and USSC fail to receive a certificate executed by PMI in form and substance reasonably satisfactory to each of us and USSC indicating that neither PMI nor any of the its subsidiaries is or has been during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code a United States real property holding corporation within the meaning of Code Section 897(c)(2); or

h)	the Merger Agreement has been terminated in accordance with its terms.

The foregoing conditions are for the sole benefit of us and USSC, may be asserted by us or USSC regardless of the circumstances giving rise to such condition, and may be waived by us or USSC in whole or in part at any time and from time to time and in our sole discretion, subject in each case to the terms of the Merger Agreement. The failure by us or USSC at any time to exercise any of the foregoing rights will not be deemed to be a waiver of any such right and, each such right is deemed to be an ongoing right which may be asserted at any time and from time to time.

15. Certain Legal Matters

Except as described in this Section 15, based on a review of publicly available filings made by PMI with the SEC and other publicly available information concerning PMI and information supplied by PMI, none of USSC, Covidien DE or PMI is aware of any license or regulatory permit that appears to be material to the business of PMI and its subsidiaries, taken as a whole, that might be adversely affected by our acquisition of the Shares (and the indirect acquisition of the stock of PMI’s subsidiaries) as contemplated herein or of any approval or other action by any governmental entity that would be required for the acquisition or ownership of the Shares by us as contemplated herein. Should any such approval or other action be required, we and USSC currently contemplate that such approval or other action will be sought, except as described below under “State Takeover Laws.” If certain types of adverse actions are taken with respect to the matters discussed below, we could, subject to the terms and conditions of the Merger Agreement, decline to accept for payment or pay for any Shares tendered. See Section 14 “Certain Conditions of the Offer” of this Offer to Purchase for a description of certain conditions to the Offer.

State Takeover Laws. A number of states throughout the United States have enacted takeover statutes that purport, in varying degrees, to be applicable to attempts to acquire securities of corporations that are incorporated or have assets, stockholders, executive offices or places of business in such states. In Edgar v. MITE Corp., the Supreme Court of the United States held that the Illinois Business Takeover Act, which involved state securities laws that made the takeover of certain corporations more difficult, imposed a substantial burden on interstate commerce and therefore was unconstitutional. In CTS Corp. v. Dynamics Corp. of America, however, the Supreme Court of the United States held that a state may, as a matter of corporate law and, in particular, those laws concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without prior approval of the remaining stockholders, provided that such laws were applicable only under certain conditions. Subsequently, a number of U.S. federal courts ruled that various state takeover statutes were unconstitutional insofar as they apply to corporations incorporated outside the state of enactment.

PMI is incorporated under the laws of Delaware. Section 203 of the DGCL, in general, prohibits a Delaware corporation such as PMI from engaging in a “Business Combination” (defined as a variety of transactions, including mergers) with an “Interested Stockholder” (defined generally as a person that is the beneficial owner of 15% or more of a corporation’s outstanding voting stock) for a period of three years following the time that such person became an Interested Stockholder unless: (a) prior to such time the board of directors of the corporation approved either the Business Combination or the transaction which resulted in the stockholder becoming an Interested Stockholder; (b) upon consummation of the transaction which resulted in the stockholder becoming an Interested Stockholder, the Interested Stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the Interested Stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (c) at or subsequent to such time the Business Combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the Interested Stockholder. The foregoing description of Section 203 does not purport to be complete and is qualified in its entirety by reference to the provisions of Section 203.

PMI’s board of directors has approved the Merger Agreement and the transactions contemplated by the Merger Agreement for purpose of Section 203 of the DGCL.

Based on information supplied by PMI and the approval of the Merger Agreement and the transactions contemplated by the Merger Agreement by the board of directors of PMI, we do not believe that any state takeover statutes or similar laws purport to apply to the Offer or the Merger. Except as described herein, neither we nor USSC has currently attempted to comply with any state takeover statute or regulation. We reserve the right to challenge the applicability or validity of any state law purportedly applicable to the Offer or the Merger and nothing in this Offer to Purchase or any action taken in connection with the Offer or the Merger is intended as a waiver of such right. If it is asserted that any state takeover statute is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we might be required to file certain information with, or to receive approvals from, the relevant state authorities, and we might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in consummating the Offer or the Merger. In such case, we may not be obligated to accept payment or pay for any Shares tendered pursuant to the Offer. See Section 14 “Certain Conditions of the Offer” of this Offer to Purchase.

16. Fees and Expenses

We and USSC have retained D.F. King & Co., Inc. to act as the Information Agent and Continental Stock Transfer & Trust Company to serve as the Depositary in connection with the Offer. The Information Agent and the Depositary each will receive reasonable and customary compensation for their services and be reimbursed for certain reasonable out-of-pocket expenses. USSC will indemnify the Information Agent and the Depositary against certain liabilities and expenses in connection therewith, including certain liabilities and expenses under the U.S. federal securities laws.

Neither we nor USSC will pay any other fees or commissions to any broker or dealer or other person in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, banks, trust companies and other members will be reimbursed by us upon request for customary mailing and handling expenses incurred by them in forwarding material to their customers.

17. Miscellaneous

We are not aware of any jurisdiction where the making of this Offer is not in compliance with applicable law.

Neither we nor USSC has authorized any person to give any information or to make any representation on behalf of USSC or us not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

We and USSC have filed with the SEC the Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 under the Exchange Act, together with exhibits, furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, PMI will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 pursuant to Rule 14d-9 under the Exchange Act, together with exhibits, setting forth its recommendation with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. Such Schedules and any amendments thereto, including exhibits, should be available for inspection and copies should be obtainable in the manner set forth in Sections 8 and 9 of this Offer to Purchase.

August 10, 2009	Covidien Delaware Corp.

ANNEX I

DIRECTORS AND EXECUTIVE OFFICERS OF USSC, COVIDIEN DE AND COVIDIEN PLC

The names of the directors and executive officers (or functional equivalents) of USSC, Covidien DE and Covidien plc and their present principal occupations or employment and material employment history during the past five years are set forth below. Unless otherwise indicated, each director and executive officer (or functional equivalent) has been so employed for a period in excess of five years. Unless otherwise indicated, (i) the principal business address for each director of Covidien plc is Cherrywood Business Park, Block G, First Floor, Loughlinstown, Co., Dublin, Ireland, and the business telephone number for each such director or officer is (353) 439-3000 and (ii) the principal business address for each for each officer of Covidien plc and each director and officer of USSC and Covidien DE is 15 Hampshire Street, Mansfield, Massachusetts 02048 and the business telephone number for each such director and officer is (508) 261-8000. Unless otherwise indicated, each director and executive officer (or functional equivalent) is a citizen of the United States. References below to “Covidien” include Covidien plc, its predecessor, Covidien Ltd., and the healthcare business of Tyco International for all periods prior to the separation of Covidien Ltd. from Tyco International.

COVIDIEN PLC

Directors

Richard J. Meelia — Mr. Meelia has served as the Chairman of the Board of Directors of Covidien since October of 2008. He has served on the Board of Directors of Covidien and has been its President and Chief Executive Officer since June 2007. From January 2006 through the separation, Mr. Meelia was the Chief Executive Officer of Covidien and from 1995 through the separation from Tyco International, Mr. Meelia was also the President of Covidien. Mr. Meelia is also President of USSC and Covidien DE. Mr. Meelia’s principal business address is 15 Hampshire Street, Mansfield, Massachusetts 02048 and his business telephone number is (508) 261-8000.

Craig Arnold — Mr. Arnold joined the Board of Directors of Covidien immediately following its separation from Tyco International. Mr. Arnold is Chief Executive Officer, Fluid Power Group of Eaton Corporation, a diversified industrial manufacturer. From 2000 to 2008 he served as Senior Vice President of Eaton Corporation and President of the Fluid Power Group of Eaton Corporation. Prior to joining Eaton, Mr. Arnold was employed in a series of progressively more responsible positions at General Electric Company from 1983 to 2000.

Robert H. Brust — Mr. Brust joined the Board of Directors of Covidien just prior to its separation from Tyco International. Mr. Brust has been the Chief Financial Officer of Sprint Nextel Corporation, a wireless and wireline communications company, since May 2008. From February 2007 to May 2008, Mr. Brust was retired. From January 2000 to February 2007, Mr. Brust served as Executive Vice President of Eastman Kodak Company, a provider of photographic products and services, and, from January 2000 to November 2006, he also served as Chief Financial Officer of Kodak. Prior to joining Kodak, Mr. Brust was Senior Vice President and Chief Financial Officer of Unisys Corporation from 1997 to 1999. He also worked in a variety of financial and financial management positions at General Electric Company from 1965 to 1997.

John M. Connors, Jr. — Mr. Connors joined the Board of Directors of Covidien immediately following its separation from Tyco International. Since 2006, Mr. Connors has served as Chairman Emeritus of Hill, Holliday, Connors, Cosmopulos, Inc., a full-service advertising agency that is part of The Interpublic Group of Companies, Inc. From 2003 to 2006, Mr. Connors served as Chairman of Hill, Holliday, and from 1968 to 2003 he was Chairman, President and Chief Executive Officer of Hill, Holliday. Mr. Connors is also a director of Hasbro, Inc.

Christopher J. Coughlin — Mr. Coughlin joined the Board of Directors of Covidien immediately following its separation from Tyco International. Mr. Coughlin has been Executive Vice President and Chief Financial

Officer of Tyco International, a global provider of security products and services, fire protection and detection products and services, valves and controls, and other industrial products, since March 2005. Prior to joining Tyco International, Mr. Coughlin served as Chief Operating Officer of The Interpublic Group of Companies, Inc. from June 2003 to December 2004. He joined Interpublic from Pharmacia Corporation, where he was Chief Financial Officer from 1998 to 2003. Previously, he held the position of Executive Vice President and Chief Financial Officer of Nabisco Holdings, where he also served as President of Nabisco International. Mr. Coughlin also serves as a director of The Dun & Bradstreet Corporation.

Timothy M. Donahue — Mr. Donahue joined the Board of Directors of Covidien immediately following its separation from Tyco International. Mr. Donahue served as Chairman of Sprint Nextel Corporation, a wireless and wireline communications company, from 2005 to 2006. He was the Chief Executive Officer of Nextel Communications, Inc. from 1999 until August 2005, and the President of Nextel from 1996 until August 2005. Mr. Donahue is also a director of Eastman Kodak Company, NVR, Inc. and Tyco International Ltd.

Kathy J. Herbert — Ms. Herbert joined the Board of Directors of Covidien immediately following its separation from Tyco International. From 2001 to 2006, Ms. Herbert served as Executive Vice President, Human Resources, of Albertson’s, Inc., an operator of supermarkets, combination food-drug stores and drug stores located in the United States. Prior to joining Albertson’s, she had been with Jewel Osco since 1969 in a variety of positions, most recently Vice President, Human Resources.

Randall J. Hogan, III — Mr. Hogan joined the Board of Directors of Covidien immediately following its separation from Tyco International. Mr. Hogan has served as Chairman and Chief Executive Officer of Pentair, Inc., an industrial manufacturing company, since 2002. From 2001 to 2002, he was President and Chief Executive Officer and from 1999 to 2001, President and Chief Operating Officer, of Pentair. Prior to joining Pentair, he was President of United Technologies’ Carrier Transicold Division. Before that, he was with the Pratt & Whitney division of United Technologies, General Electric Company and McKinsey & Company.

Dennis H. Reilley — Mr. Reilley joined the Board of Directors of Covidien immediately following its separation from Tyco International and served as the Chairman of the Board of Directors of Covidien until October 2008. From 2000 to April 2007, Mr. Reilley served as Chairman of Praxair, Inc., a supplier of industrial gases and high-performance surface coatings, and also served as Chief Executive Officer of Praxair from 2000 to December 2006. Prior to joining Praxair, Mr. Reilley held many key positions at DuPont from 1989 to 1998 when he was named Chief Operating Officer. Earlier in his career he held various managerial positions at Conoco. Mr. Reilley is also a director of H.J. Heinz Company, Marathon Oil Corporation and The Dow Chemical Company.

Tadataka Yamada — Dr. Yamada joined the Board of Directors of Covidien immediately following its separation from Tyco International. Dr. Yamada has served as President of the Global Health Program of the Bill & Melinda Gates Foundation since June 2006. From 2000 to 2006, Dr. Yamada was Chairman of Research and Development for GlaxoSmithKline Inc. and prior to that, he held research and development positions at SmithKline Beecham. Prior to joining SmithKline Beecham, Dr. Yamada was Chairman of the Department of Internal Medicine at the University of Michigan Medical School and Physician-in-Chief of the University of Michigan Medical Center.

Joseph A. Zaccagnino — Mr. Zaccagnino joined the Board of Directors of Covidien immediately following its separation from Tyco International. Mr. Zaccagnino served as President and Chief Executive Officer of Yale-New Haven Health System and its flagship Yale-New Haven Hospital, the primary teaching hospital affiliate of the Yale University School of Medicine, from 1991 until his retirement in 2005. He previously served the Yale-New Haven Health System and Yale-New Haven Hospital as Executive Vice President and Chief Operating Officer from 1978 to 1991 and in other senior executive positions from 1970 to 1978. Mr. Zaccagnino is a director of NewAlliance Bancshares, Inc. and is the former Chairman of the Board of VHA, Inc., a 2,500 member healthcare organization cooperative.

Officers

Richard J. Meelia — See above under “Covidien plc — Directors.”

Charles J. Dockendorff — Mr. Dockendorff has been Executive Vice President and Chief Financial Officer of Covidien since December 2006. Prior to that, Mr. Dockendorff served as Vice President, Chief Financial Officer and Controller of Covidien since 1995. Mr. Dockendorff is also Vice President of USSC and Covidien DE.

Jose E. Almeida — Mr. Almeida has been Senior Vice President of Covidien since June 2007. Mr. Almeida has been President, Medical Devices of Covidien since October 2006 and prior to that was President of Covidien’s International business since April 2004. From January 2003 to April 2004, Mr. Almeida was Chief Operating Officer of Greatbatch Technologies and from July 1998 to 2002, he was Vice President, Manufacturing of Covidien.

Timothy R. Wright — Mr. Wright has been Senior Vice President of Covidien since June 2007 and has been President, Pharmaceutical Products and Imaging Solutions of Covidien since February 2007. Prior to joining Covidien, Mr. Wright was Non-Executive Chairman of ParagonRx from 2006 to 2007. Mr. Wright was Chief Operating Officer of Xanodyne Pharmaceuticals from 2005 to 2006, Interim Chief Executive Officer, President and Board Member of AAIPharma from 2004 to 2005, President, Global Commercial Operations of Elan Bio-Pharmaceuticals from 2001 to 2004, and Senior Vice President, Healthcare Product Services of Cardinal Health from 1999 to 2001. Prior to joining Cardinal Health, Mr. Wright held senior management positions in the U.S. and abroad at DuPont Merck Pharmaceutical from 1986 to 1999. Mr. Wright is a director of Antigenics Inc., a biotechnology company that develops treatments for cancers and infectious diseases. Mr. Wright’s principal business address is 675 McDonnell Blvd., Hazelwood, MO 63042 and his business telephone number is (314) 654-2000.

Eric A. Kraus — Mr. Kraus has been Senior Vice President, Corporate Communications of Covidien since July 2006. Prior to joining Covidien, Mr. Kraus was Vice President, Corporate Communications and Public Affairs of The Gillette Company from July 1999 to July 2006.

John H. Masterson — Mr. Masterson has been Senior Vice President and General Counsel of Covidien since December 2006. Prior to that, Mr. Masterson served as Vice President and General Counsel of Covidien since 1999. Mr. Masterson is also Vice President and Assistant Secretary of Covidien DE.

Amy A. McBride-Wendell — Ms. McBride-Wendell has been Senior Vice President, Strategy and Business Development of Covidien since December 2006. Prior to that, Ms. McBride-Wendell served as Vice President, Business Development of Covidien since 1998.

Michael P. Dunford — Mr. Dunford has been Senior Vice President, Human Resources, of Covidien since April 2009. Prior to that, Mr. Dunford served as Vice President, Human Resources Global Processes and Systems, of Covidien since May 2008. Mr. Dunford served as Vice President, Human Resources, Operations, of Covidien from December 2006 to May 2008, and served as Vice President, Corporate Human Resources, of Covidien from May 2003 to December 2006. Mr. Dunford held several other human resources positions with Covidien since 1999.

Richard G. Brown, Jr. — Mr. Brown has been Vice President, Chief Accounting Officer and Corporate Controller of Covidien since September 2006. Prior to joining Covidien, he was Corporate Controller and Chief Accounting Officer of Eastman Kodak Company from December 2003 to September 2006. Prior to joining Eastman Kodak, Mr. Brown was a partner at Ernst & Young LLP, where he was employed for 32 years. Mr. Brown is also Vice President of USSC and Covidien DE.

Kevin G. DaSilva — Mr. DaSilva has been Vice President and Treasurer of Covidien since June 2007. Prior to that, he was Assistant Treasurer of Tyco International from July 2003 to June 2007. Prior to joining Tyco International, Mr. DaSilva was with Lucent Technologies Inc. where he was Financial Vice President and served as Chief Financial Officer of the Worldwide Services Division from 2002 to 2003 and Assistant Treasurer from 1997 to 2002. Mr. DaSilva is also a member of the board of directors and Vice President and Treasurer of USSC and Covidien DE.

Eric C. Green — Mr. Green has been the Vice President and Chief Tax Officer of Covidien since June 2007. Prior to that, he was Vice President, Tax Planning and Analysis of Tyco International from October 2003 to June 2007. Prior to joining Tyco International, Mr. Green was with Accenture where he was Director, Entity Tax Matters Group from July 2001 to September 2003 and Director, Global Tax Strategy/Planning from February 1998 to July 2001. Mr. Green is a also Vice President and Assistant Treasurer of USSC and Covidien DE.

Coleman N. Lannum — Mr. Lannum has been Vice President, Investor Relations of Covidien since September 2006. He was retired from November 2005 until he joined Covidien. From February 2005 to November 2005, Mr. Lannum was a senior healthcare analyst for American Express Asset Management. From 1997 to November 2004, he was a senior analyst and portfolio manager of Putnam Investments.

UNITED STATES SURGICAL CORPORATION

Directors

Kevin G. DaSilva — See above under “Covidien plc — Officers.”

John W. Kapples — Mr. Kapples is a member of the board of directors and a Vice President and Secretary of both USSC and Covidien DE. Mr. Kapples has been Vice President and Secretary of Tyco Healthcare Group LP d/b/a/ Covidien since November 2006. Prior to that, Mr. Kapples was Vice President and Secretary of Raytheon Company from January 2000 to October 2006.

Matthew J. Nicolella — Mr. Nicolella is a member of the board of directors and a Vice President and Assistant Secretary of both USSC and Covidien DE. Mr. Nicolella is also Vice President and Chief Mergers & Acquisitions/Licensing Counsel of Tyco Healthcare Group LP d/b/a/ Covidien. Mr. Nicolella was Associate General Counsel for Tyco Healthcare Group LP from October 2003 through January 2007.

Officers

Richard J. Meelia — See above under “Covidien plc — Directors.”

Richard G. Brown — See above under “Covidien plc — Officers.”

Stephen C. Carey — Mr. Carey is a Vice President and Assistant Treasurer of USSC and Covidien DE. Mr. Carey has been Vice President, Tax Reporting of Tyco Healthcare Group LP d/b/a/ Covidien since December 2006. From September 2002 until December 2006, Mr. Carey was Director of Tax Reporting at Raytheon Company.

Kevin G. DaSilva — See above under “Covidien plc — Officers.”

Charles J. Dockendorff — See above under “Covidien plc — Officers.”

Mark Farber — Mr. Farber is a Vice President and Assistant Secretary of USSC. Mr. Farber has also been Vice President and General Counsel, Surgical Devices, of Tyco Healthcare Group LP, d/b/a Covidien, since September 2008. Prior to that, Mr. Farber served as Vice President and Deputy Chief Intellectual Property

Counsel of Tyco Healthcare Group LP since October 2006. From July 2004 through October 2006, Mr. Farber served as Vice President and Chief Intellectual Property Counsel of the U.S. Surgical division of Tyco Healthcare Group LP. Mr. Farber’s principal business address is 60 Middletown Avenue, North Haven, Connecticut and his business telephone number is (203) 845-1000.

Eric. C. Green — See above under “Covidien plc — Officers.”

John W. Kapples — See above under “United States Surgical Corporation — Directors.”

Michael W. Lyons — Mr. Lyons is a Vice President and Assistant Secretary of USSC. Mr. Lyons has also been Associate General Counsel, Surgical Devices, of Tyco Healthcare Group LP, d/b/a Covidien, since 2007. Prior to that, Mr. Lyons was Senior Corporate Counsel of the U.S. Surgical division of Tyco Healthcare Group LP since 1992. Mr. Lyons’ principal business address is 150 Glover Avenue, Norwalk, Connecticut and his business telephone number is (203) 845-1000.

John H. Masterson — See above under “Covidien plc — Officers.”

Matthew J. Nicolella — See above under “United States Surgical Corporation — Directors.”

Lawrence T. Weiss — Mr. Weiss is a Vice President and Assistant Secretary of USSC and Covidien DE. Since December 2006, Mr. Weiss has been Vice President and Chief International Counsel of Tyco Healthcare Group LP d/b/a/ Covidien. From 2003 through 2006, Mr. Weiss was Associate General Counsel of Tyco Healthcare Group LP.

Joseph Wuestner — Mr. Wuestner is a Vice President and Assistant Secretary of USSC. Mr. Wuestner has also been Vice President, Legal of Mallinckrodt Inc., a subsidiary of Covidien, since 1994. Mr. Wuestner’s principal business address is 675 McDonnell Blvd., Hazelwood, MO 63042 and his business telephone number is (314) 654-2000.

COVIDIEN DELAWARE CORP.

Directors

Kevin G. DaSilva — See above under “Covidien plc — Officers.”

John W. Kapples — See above under “United States Surgical Corporation — Directors.”

Matthew J. Nicolella — See above under “United States Surgical Corporation — Directors.”

Officers

Richard J. Meelia — See above under “Covidien plc — Directors.”

Richard G. Brown — See above under “Covidien plc — Officers.”

Stephen C. Carey — See above under “United States Surgical Corporation — Officers.”

Kevin G. DaSilva — See above under “Covidien plc — Officers.”

Charles J. Dockendorff — See above under “Covidien plc — Officers.”

Eric. C. Green — See above under “Covidien plc — Officers.”

John W. Kapples — See above under “United States Surgical Corporation — Directors.”

John H. Masterson — See above under “Covidien plc — Officers.”

Matthew J. Nicolella — See above under “United States Surgical Corporation — Directors.”

Lawrence T. Weiss — Stephen C. Carey — See above under “United States Surgical Corporation — Officers.”

ANNEX II

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW

RIGHTS OF APPRAISAL

§ 262. Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

The Letter of Transmittal, certificates for Shares and any other required documents should be sent or delivered by each stockholder of PMI or such stockholder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of the addresses set forth below.

The Depositary for the Offer to Purchase is:

Continental Stock Transfer & Trust Company

Attn: Reorganization Department

17 Battery Place, 8th Floor

New York, NY 10004

Any questions, requests for assistance or requests for additional copies of this Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery may be directed to the Information Agent at the telephone number and location listed below. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer. To confirm delivery of Shares, stockholders are directed to contact the Depositary.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street

New York, New York 10005

Stockholders Call Toll Free: (800) 290-6429 (from the U.S. and Canada) or

(212) 269-5550 (from outside the U.S. and Canada)

Banks and Brokers Call Collect: (212) 269-5550